UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) OR 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             OCEAN POWER CORPORATION

                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


         Delaware                                      94-3350291
 -------------------------------             ------------------------------
(State or Other Jurisdiction                (IRS Employer Identification No)
Of Incorporation or Organization)



        5000 Robert J. Mathews Parkway, El Dorado Hills, California 95672

-------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone Number: (916) 933-8100

Securities to be registered under Section 12(b) of the Act:


               Title of each class Name of each exchange on which to be so registered each class is to be registered
               -------------------    ------------------------------

                      None                         None




Securities to be registered pursuant to Section 12(g) of the Act:


         Common Stock, $.01 par value
         ----------------------------
         (Title of Class)


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



                           FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE CAPTIONS "DESCRIPTION OF BUSINESS OPERATIONS," AND "MANAGEMENT'S DISCUSSION AND ANALYSIS," INCLUDING STATEMENTS CONCERNING (I) THE COMPANY'S STRATEGY; (II) THE COMPANY'S EXPANSION PLANS, (III) THE MARKET FOR THE COMPANY'S PRODUCTS; (IV) THE EFFECTS OF GOVERNMENT REGULATION OF THE COMPANY'S PRODUCTS; AND (V) THE EFFECTS ON THE COMPANY OF CERTAIN LEGAL PROCEEDINGS. BECAUSE SUCH STATEMENTS INVOLVE RISKS OF UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN (SEE ITEM 2 "MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS," UNDER SECTION (a) "PLAN OF OPERATION"). THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.



                                     PART I


ITEM 1.                      DESCRIPTION OF BUSINESS


History:

     Ocean Power Corporation (the Company) was first incorporated in Idaho on April 25, 1969; as Kaniksu American Mining Company, Inc.; name changed to Kaniksu Ventures, Inc., on August 28 1995, and Intryst, Inc., on April 2, 1997.

     On March 14, 1996, the Company acquired Tessier Resources Ltd., ("Tessier"), from Venture Tech, Inc. ("Venture Tech") in exchange for a $3,000,000 debenture convertible into 2,000,000 shares of the Company's common stock. The debenture matures in four (4) years from the date of issuance, carries no interest, and may be converted at the conversion price of $1.50 per share to an aggregate of 2,000,000 shares of authorized but previously unissued shares of the Company's common stock at any time prior to repayment of the debenture. As additional consideration for the acquisition of Tessier, the Company agreed to issue to eligible stockholders of Venture Tech, shares of the Company's common stock and rights to purchase additional shares. Under the terms of the agreement, each individual Venture Tech stockholder as of the date of record April 5, 1996, is entitled to five (5) shares of authorized but previously unissued common stock of the Company for each 100 shares of Venture Tech common stock owned. Further, each five shares of the Company's common stock issued to Venture Tech stockholders shall include ten (10) rights, each right entitling the holder thereof to purchase one additional share of the Company's


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


common stock for $2.25 per share for a period of sixty (60) days following receipt of the Company's shares and rights. The Company intends to deliver these shares and rights pursuant to a registration statement to be filed at a future date. Tessier is in the business of developing and supplying snow and ice removal technology to the commercial market.

     In September, 1997, the Company initiated negotiations to acquire PTC Holdings, Inc., a Delaware corporation with its principal offices in Fair Oaks, California ("PTC Holdings"). As proposed, the Company would acquire all of PTC Holdings' issued and outstanding shares. In October, 1997, in connection with the proposed acquisition of PTC Holdings, Inc., the Company assigned its interest in Tessier back to the original shareholders of Tessier. On December 24, 1997, the Company changed its name from Intryst, Inc. to PTC Group, Inc.

     On June 22, 1999 PTC Group (an Idaho Corporation) merged with PTC Holdings, Inc., (A Delaware Corporation) of which PTC Group, Inc., was the surviving entity.

     On July 21, 1999, the Company changed its name to Ocean Power Corporation and was re-organized under the laws of the State of Delaware

     On July 28, 1999 Ocean Power Corporation (Idaho) merged with Ocean Power (Delaware) and Ocean Power Corporation (Delaware) was the surviving entity, and is traded on the OTC Bulletin Board under the symbol PWRE..

     A. BUSINESS OF THE COMPANY

     The Company is engaged in water desalination and renewable power generation systems that are modular and mass-produced.

     The Company's business plan is to pursue regional joint ventures, located in water and power challenged markets, to build, own, operate and transfer modular seawater desalination and power plants. These locally controlled joint ventures will ideally take 15-25 year contracts to provide water and power.
Although the Company will most likely have a minority ownership position in these joint ventures, their share of the ongoing royalty income will be negotiated on a case-by-case basis. The joint venture partners will be selected for their capabilities in the areas of market development, finance, civil engineering, project management and experience with local political structures.

     The Company is currently in the early stages of development of its first three joint ventures in: (1) Greece; (2) Turkey; and (3)the Caribbean. Apollo Water and Power International has signed a Heads of Agreement which will lead to a set of definitive agreements based on a mutually acceptable business plan currently under development for their territory concerning Greece and the Greek


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


section of Cyprus. Cameron Water of San Diego, California has signed a Memorandum of Understanding for the development of a regional joint venture covering the Caribbean, Central and South America. Bridge Ventures, Inc., of Istanbul Turkey has signed a Letter of Intent to develop a joint venture for Turkey and the Turkish part of Cyprus. These three parties will be the first to develop 1 million gallons per day (1mgd) pilot plants in their territories.

     Additional preliminary discussions are underway with potential partners in Central and South America, North Africa, Egypt, Spain, Taiwan, India and the Arabian Gulf. These have not yet reached the stage of written commitments.

     To the best knowledge of the Company, the Company is the first company to attempt to reduce the end cost of desalinated seawater and power by applying high-rate manufacturing processes to the various components and subsystems making up its H20kW System. This is proposed to be accomplished through the application of ISO 9000 manufacturing standards to every facet of its systems. From basic technology through site preparation and assembly, the final output of water and power cost is the factor determining all design decisions. Mass-produced standardized distillation and power modules will be configured to meet the customers specific needs and timetables. In all cases, the preference will be to use the lowest-cost preferably indigenous energy source and in keeping with its symbol (Power-Water-Renewable-Energy)renewables will be a priority as long as they make economic sense.

1.   PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

     a.    THE MARKET

     The Company recognizes that the world markets for seawater desalination and cleaner power systems of any significance are driven by highly conservative selection criteria.

     The Company believes the path of least resistance to market entry is by placing a priority upon privately owned water and power systems. By focusing on privately owned systems, the set of decision-makers is reduced to a few individuals with authority and the motivation to make a profit. This opens several specific and clear paths to favorable project finance. Ocean Power intends to enter the selected regional markets through joint ventures with regionally based companies or groups of individuals. Through careful selection, education and equity participation, management believes these regional entities will be better able to find, finance, and implement multiyear build, own, operate and transfer contracts for water and power plants that employ Ocean Power systems. The Company will participate in the joint ventures so as to assure optimum ongoing operations and to participate in system expansions, upgrades and profits.


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


     b.   PRINCIPAL PRODUCTS AND SERVICES

     The Company will focus on the strategic corporate goal of distributing water and power produced from renewable energy sources. Key proprietary products will be manufactured within the company or through subcontracts that accomplish compartmentalization of know-how. The Company's initial products are:

     TURN-KEY WATER & POWER FACTORIES: The primary product of The Company will be turn-key water and power factories using the Company's H20kW systems. These systems will use mass-produced modular, distillation modules powered initially with conventional power technologies, such as gas turbines and later with STM external combustion engines and fuel cells. In all cases the choice of power technology and energy source will be determined as a result of a comprehensive study of the local conditions regarding energy and environmental issues.

     The initial factories will use Mechanical Vapor Compression Distillation systems based on the technology developed under the Aquamax name and owned by Keeran BV of The Netherlands. A preliminary memorandum has been signed outlining the steps necessary for The Company to acquire 100% of the stock of Keeran. The next phase of discussions will take place after the completion of an appraisal of all relevant Intellectual Property (IP) by the Company's IP firm of Darby and Darby.

     As STM engines are phased in to take advantage of their lower-cost and higher efficiency, an additional Thermal Vapor Compression (TVC) stage will be added to the H20kW systems. This will operate on the waste heat from the STM engine. These TVC modules can be purchased from a variety of commercial suppliers and although they may have a high initial cost, because the power is waste heat, they can provide a significant improvement in overall system economics.

     SYSTEM DESIGN The Company systems are designed for the growing private coastal power and water market which requires multi-year demand contracts for power and water. Modular design accommodates unpredicted regional growth patterns while easing initial project finance demands. The Company plans to offer the system design, enabling technology, high quality manufacturing, and project finance to accomplish efficient modular power and water factories. Design has been standardized to allow rapid equipment delivery. Environmentally sensitive design addresses the projected demands of the next century. Financial engineering will be offered to regional joint venture partners.

     HIGH PURITY WATER FROM THERMAL DISTILLATION Highest quality product water will be achieved through thermal distillation and multi-effect violet pretreatment. Results will be achieved through several proprietary technologies, including state of the art hypercritical ejectors in place of conventional compressors. Lower equipment cost will be achieved by employing low cost, engineered materials and world-class manufacturing.

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

     WATER HARDWARE The Company sought specific configurations of equipment such that reliability and capital cost could be significantly improved by insertion of certain contemporary technologies. Further the equipment sought was to be susceptible to improvements that would greatly reduce manufactured cost. The technology selected accomplishes separation of pure water from seawater through a process known as Mechanical Vapor Compression Distillation (MVCD). This is a mature technology perfected over the past fifty years by various companies around the world. Several thousand seawater desalination plants of this type are in operation around the world. The current MVCD hardware, although producing the best quality water, suffers from several deficiencies including high production costs, low reliability of compressor seals, and less than optimum power efficiency.

     POWER HARDWARE Initial Company installations will be powered using conventional technologies, i.e. grid power, gas turbines, and Stirling Engines. However, in parallel, a small percentage of the necessary generating capacity will be served by more advanced technologies such as fuel cell. The drive in this direction is toward even-lower cost and cleaner power.

     The basic building block of all of the Company's products will be a 30 kW (net electrical output) module. The initial primary power source will be Stirling Engines, based on technology from STM.

     These modules will vary according to the local fuel requirements and AC or DC output depending on whether or not they will interface with a local electrical grid. In all cases, these subsystems will also be standardized, mass-produced units.

     In order to serve the primary stationary market, the Company will use a modular system architecture. Initially, the Company will use conventional technology such as gas turbines, which have a proven track record and worldwide availability. The next phase of development, starting late 2000, will use modular system based on the existing 25 kW generators using external combustion engines from STM Corporation, Ann Arbor, Michigan. These units will be integrated in racks housed in standard, 20' ISO shipping containers to create modules with capacities up to 900 kW. The external combustion engines have shown efficiency and air quality characteristics substantially better than conventional technologies and hold the promise of substantially lower capital and operating costs.

     STM Corporation has signed a Memorandum of Understanding (MOU) with The Company granting exclusive, worldwide rights for the modular, seawater desalination and power market. These rights with the attendant minimum performance levels will be finalized in a definitive agreement currently under discussion between the two companies.

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

     The Company has also signed a Teaming Memorandum with STM Corporation and Singapore Technologies Automotive, the purpose of this Memorandum is to develop the programs to take the existing STM systems and develop a plan to bring them to commercial production up to ISO 9000 standards. The first three projects will address systems operating on Natural Gas, Diesel and Solar Thermal energy sources.

     This family of products will deliver power at efficiencies of 35-40%. Planned improvements should bring that efficiency level up to 50% or more over the next several years. Although these efficiencies are extremely attractive, alkaline fuel cells (AFC) hold the promise of even higher efficiencies and lower costs. Since no currently available fuel cell technologies can match the cost and performance of STM engines, the Company has decided to refocus its fuel cell program to not compete at the current time. It will develop its proprietary hydrogen generation and alkaline technology alongside the commercial deployment of STM engines. The Company believes that over the next three years it will be able to demonstrate alkaline systems with efficiencies 55% or above.

     This approach allows for near-term commercial sales with the long-term promise of extremely competitive power cost. The ability of both the STM engines and the Company's AFC systems to operate a wide range of conventional and renewable fuel cells will help create significant competitive advantage.

     Within the next two years, the 25 kW module will be replaced by a larger 50 kW unit. This will slightly reduce capital cost but still provide for the redundancy, reliability and ease of maintenance that set this system architecture apart from conventional approaches. The common elements of these modules are as follows:

                      1. 30 kW liquid fueled Stirling Skid
                      2. 30 kW Gaseous fueled Stirling Skid
                      3. 20 kW Solar Stirling Module
                      4. 200 kW to 2.0 mW Stirling Racks
                      5. 50 kW low temperature hydrogen generator
                      6. 50 kW Alkaline fuel cell subsystem
                      7. 10 kW Liquid fueled Stirling APW
                      8. 50 kW Liquid fueled AFC skid

     As the installations grow in size, larger energy source modules will be developed where sufficient cost benefits will be yielded.

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

     CONTROL SOFTWARE Ocean Power intends to employ the latest proven process control and enterprise integration architectures with software employing Java or Juni, and predictive diagnostics technology. This will allow fully autonomous systems with self-diagnostics, highly efficient regional logistics support, and worldwide monitor and control of the Company's systems.

2.   DISTRIBUTION METHODS

     Form Joint Ventures (JVs) and Strategic Alliances (SAs) to build, own, operate, transfer, (BOT) H2OkW Systems.

     The Company intends to participate in, and is in negotiation with several candidates for regional joint ventures (JVs) and Strategic Alliances (SAs) that will build, own, and operate the water and power plants. The JVs will enter into 15 to 25 year contracts to provide demand levels of water and power. The appropriate system will then be integrated on-site using both Company furnished key components and standard commercial components. Site construction will be done by local contractors under the supervision of the JVs in accordance with Company engineering standards and drawings.

     COMPETITION:

     At the present time the Company is not aware of any entity seeking to manufacture, integrate, install and operate (through joint ventures or directly) seawater desalination systems powered by sustainable energy sources. A large and complex array of technical, manufacturing, financial, and business development barriers exist for others to enter this business.

     Several significant companies have expanded rapidly into the private water business over the past several years, and all are capable of locating and subcontracting equipment manufactures to supply desalination and green power generation equipment. Among these are:


    o   Suez Lyonnaise des Eaux, France

    o   (a merger of Compagnie de Suez and Lyonnaise des Eaux)

    o   Compaigne General des Eau (Vivendi), France

    o   Thames International, UK

    o   United Utilities (NWW), UK (Bechtel of US is part owner)

    o   Azurix

Entities predicted to enter this market in the near term include:

    o   US Filter, US (Recently acquired by Vivendi of France)

    o   Edison Capital, US

    o   CH2M Hill International, US

    o   Black and Veach International, US

    o   United Infrastructure,  US (a joint venture of Bechtel and Peter Kiewitt
        Sons)

    o   Enron (In conjunction with Azurix for integrated power and water)

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

     All of the above entities are likely direct competitors to the Company in the area of integrated, modular seawater and power systems. Only Vivendi through its acquisition of SIDEM now has its own seawater desalination technology. The Company's competing technology is less costly to manufacture and power efficient.

     Other entities currently very active in the privatization of water systems could develop an interest in the Company 's market are:

    o   United Water Resources, US (a joint venture of Suez Lyonnaise of France)

    o   Aqua Alliance, US (83% owned by Vivendi of France)

    o   American Water Works, US

    o   California Water, US


DESALINATION:

     General  competition  will be intense  from a wide  variety of suppliers of reverse osmosis technologies (RO). The barrier to entry to this system technology is very low, with key component technology available from three key suppliers throughout the world. However, this generic form of seawater desalination is prone to very poor water quality after a few months of operation, and operation and maintenance costs over the life of a system have proven to be much higher than advertised. The Company believes that seawater desalination through distillation offers a future of superior water quality, vastly superior reliability, and much reduced maintenance. Distillation offers far superior product water quality than other desalination technologies and Vacuum Vapor Compression Distillation, the cycle being employed by Ocean Power's H20KW(TM), is both theoretically and in practice the most efficient distillation cycle. Other key suppliers of distillation equipment are therefore the only competitors listed here. For even closer comparison, only manufactures of systems that do not depend upon waste steam from co-located power generation plants are considered here.

    o IDE Israel Desalination Technologies is the world's leading manufacturer of low-temperature distillation systems. Over 300 desalination plants fielded in 26 countries. Wholly owned by Israel Chemical LTD. Annual sales of about $40M per year.

    o SIDEM Originally part of the French Government's Nuclear Power organization, SIDEM is now owned by Vivendi. SIDEM has built and fielded many high quality vapor compression systems. Through Vivendi's acquisition of US Filter, SIDEM equipment may become more available throughout the world.

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

    o Alpha Laval The parent is the world's leading manufacturer of heat exchangers. Over the past several years, Alpha Laval has attempted to enter the seawater desalination industry with a significant vapor compression system in Saudi Arabia. Recently, they attempted to license the technology of Advanced Distillation Technology.

    o MECCO The only US manufacturer of Vapor Compression Distillation equipment. The company has a reputation of equipment failure. The largest installation is in northern Chile. The company is privately held.

    o Mitsubishi Heavy Industries, Ltd Builder of turn-key seawater desalination plants typically employing co-generation schemes, but also directly powered distillation of the MSE or MED type. Known for pursuit of very large plants awarded under conventional tenders.

POWER

     The current status of competitors is fragmented. Although the worldwide trend is moving inexorably to distributed power systems, the bulk of the competitors are still utilities or IPPs. These companies generally tend to be large and burdened with enormous overhead, an inflexible corporate culture and generally no proprietary technological advantage.

     With the trend toward the use of natural gas and smaller distributed systems, the primary competitors in this market are using aero-derivitive gas turbines from companies such as:

    o   Rolls-Royce

    o   Solar  Turbines,  a Caterpillar  Company

    o   Allison

    o   Allied-Signal

    o   GE

    o   Pratt and Whitney

    o   Siemens

    o   DaimlerChrysler AG


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

     Since the per kilowatt installed cost of these systems ranges around $1,000., they are starting to see potential competition from smaller capacity, lower cost generators such as micro-turbines, fuel cells, Stirling engines and solar which project system costs ranging from $300. to less than $50. Although none of these technologies are yet in commercial production, there is a great deal of interest and some of the key players are:

    o   DaimlerChrysler AG/Ballard

    o   Allied-Signal

    o   Plug Power/GE

    o   US Wind Power

    o   BP Solar

    o   Siemens

    o   Toyota

THE INDUSTRY

     The seawater desalination industry has installed a total water production capacity of about 22,000,000 cubic meters per day over the past 30 years. Over the past 10 years, new plant installation has averaged about 1,000,000 cubic meters per day each year. This represents about $1.5 billion in equipment sales per year, or about $3 billion in total capital cost for installed plants per year.

     In terms of capacity, the vast majority of installed systems continue to be distillation technology as opposed to reverse osmosis or other technologies. However, the number of worldwide suppliers of seawater distillation systems has diminished from perhaps 20 in 1989 to less than 10 in 1999 through industry consolidation (e.g. Vivendi).

     The Company is not aware of any company that is producing integrated seawater distillation and power source systems at this time. Several historic participants in the industry have reduced capacity to supply equipment and few have accomplished any significant product improvements in decades. Most technical innovation and government sponsored research and development has been applied to seawater reverse osmosis technology. At the present time, reverse osmosis technology produces water of a lesser quality than distillation for the same specific power consumption. Only in the past 5 to 8 years has the industry again invested in significant technical improvements in the area of distillation.

     The best overall analysis of the industry has been produced by Klaus Wagnick, Principle, Wagnick Consulting, GMBH, of Gnarrenburg, Germany. Since 1983, Mr. Wagnick has produced an annual analysis of the industry. His overall view of the industry was delivered to the World Congress of the International Desalination Association in 1997 and included the following important observations:

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

     1. Growth of the industry will be modest for the next few years.

     2. No desalination capacity is installed in countries with a GNP of less than $1,000 per capita per year.

     3. The majority of industrial focus will continue to be on the Middle East.

     4. Substantial growth of the industry will occur only after a dramatic reduction in both capital and operation costs.


     The overall drivers of growth for this industry are population growth, improved standard of living, reduced energy costs, industrialization, and diminishing water quality. All of these drivers are currently pointing to a much-expanded market, yet only a few new players have entered the industry in the past 5 years.

     Currently underway throughout the world is a wave of privatization of both water and power systems. Add to this the growing demand for environmentally benign power sources and little or no excess power generation at each desalination site, and the result is a vastly new set of demands for the industry over the next two decades.

     Lastly, the industry is often driven by hydropolitics. Currently, the "Red Dead" project in Jordan, the formation of the Middle East Desalination Research Center, and the European Union's massive plans for the Mediterranean are examples of such political influence upon the industry. Add to this increasingly stringent drinking water standards and the Kyoto Accords and the resultant effect on water quality, fuels, and power systems, and the industry is clearly subject to a revolution.

     3. SOURCES AND AVAILABILITY OF RAW MATERIALS

     The Company will use a wide range of materials in its various components and subsystems. Since its primary function is as a system integrator, it is generally purchasing subassemblies or complete subsystems such as pumps, blowers, valves, etc. All of these are designed to have multiple vendors worldwide.

     In regard to the proprietary components such as plastic heat exchangers and catalyst formations, the materials are commonplace and there are multiple sources worldwide.

     As part of the Company's Planned Product Improvement (PPI) program, these materials will constantly be reduced in quantity, and where possible, changed for lower cost, i.e. replacing coated stainless steel pressure vessels with lower cost materials such as concrete.

     4. DEPENDENCE ON ONE OR MORE MAJOR CUSTOMERS

     Not applicable

     5. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, ROYALTY AGREEMENTS OR LABOR CONTRACTS, INCLUDING DURATION

     To protect its rights to its intellectual property, the Company will rely on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. The Company has registered certain of its trademarks in the United States and is in the process of filing U.S. applications for patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products. In addition, although the Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them, i.e. Trademark - H20kW Systems.

     These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right.

     The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services

     6. GOVERNMENT APPROVAL

     Government approval for the Company's systems will vary from country to country. Regarding the water quality, certification to World Health Organization standards was completed in Malta in January 2000. This will qualify the desalination technology worldwide, with the exception of the U.S. Since all initial plants will be overseas, this certification will be adequate.

     7. EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS

     Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations. As with any business, other governmental regulations and requirements may have a substantial effect on the Company's business operations.


                                  Water Quality
                        (Values in milligrams per litre)
Constituents             WHO             EC             EPA               Ocean Power
------------             ---             --             ---               -----------
Total Dissolved
Solids (TDS)             less than       less than      less than         less than
                         or equal to     or equal to    or equal to       or equal to
                         100             200            500               50
pH (units)               -               -              6.5-8.5           5.5-8.5
Sodium                   less than 200   less than 20   NS                less than 20
Chloride                 less than 250   less than 25   less than 250     less than 25
Bromide                  -               -              -                 less than 25
Heavy Metals             -               less than 30   less than 1       less than or equal to EPA
Turbidity                                                                 0.5-1.0 NTU's
Odor                                                                      3 Threshold
Taste                    -               -              -                 B1 or B2 (Note 1)
Coliform                 NS              NS             less than
                                                        1 colony/100ml    0
Giardia Lambila          NS              NS             0                 0
Le Gionella                              0              0                 0



Note 1: International Association on Water Pollution Research and Control, Flavor Wheel for Drinking Water, Water Quality Bulletin, Vol. 13, No 2-3, 1988

     8. RESEARCH AND DEVELOPMENT COSTS

     During fiscal years 1997, 1998 and 1999, the Company has expended approximately $632,000.00, $360,000.00, and $258,000.00 respectively, on research and development of its products. The costs were expenses as in the Company's financial statements to reflect expenditures and salaries, equipment and related to research and development primarily in the areas of hydrogen generation and alkaline fuel cells. The bulk of the technology to be integrated into the H20kW systems will be acquired from outside through acquisition, joint ventures, licenses or purchase.

     Fees generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

     The Company bases the sales prices for its products on the nature of the product, market conditions and market norms, and competition, therefore, it is not possible for the Company to estimate the extent to which the Company's research and development expenses will be borne directly by the customer.

     9. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

     Both the product water and power must comply with various government regulations regarding quality. This compliance reflects in the cost of equipment and operations of the Company's desalination and power generation equipment.

     10.EMPLOYEES

     As of the date hereof, the Company employed 8 full-time employees. The President, Vice President, Secretary Treasurer, 2 Executive Assistants to the President and Vice President, 2 Chemists and an administrative assistant. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, When used in the Plan of Operations, words such as "estimate", project, "intend" "expect", "anticipate" and similar expressions are intended to identify forward-looking statements.

     Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products and markets for such products, timing and level of customers orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties.

     Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.

     The Company undertakes no obligation to release or deliver to investors revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters.

a.   PLAN OF OPERATION

     The Company began its current operations in January, 1997 as Manufacturing Technologies Corporation (MTC). This was a Delaware Corporation set up to develop a business manufacturing modular seawater desalination and power plants. In March of 1998, MTC became a wholly owned subsidiary of PTC Holdings, Inc., which subsequently merged with the Company in June 1999. (See Item 1 part "c" above. The Company is developing modular seawater desalination systems integrated with environmentally friendly power sources and ultimately fueled with renewable energy sources. These systems will be sold to a series of regional joint ventures that will ideally take 15-25 year contracts to sell water and power. This will provide the Company dual income streams from both equipment sales and royalties from the sale of water and power.

     The  Company  has a limited  operating  history  on which to  evaluate  its
prospects.   The  risks,  expenses  and  difficulties  encountered  by  start-up companies must be considered when evaluating the Company's prospects.

     The Company's plan of operation for the next twelve months is as follows:

  (i) Now that the Company has completed the certification of its baseline technology for seawater desalination, it will attempt to raise an additional $5M of bridge capital to support its Planned Product Improvement program and support further business development. Once this is completed, it will seek closure on a $50M round of private placement to carry it through the Year 2000. By the end of the year, sales and a working capital line of credit should provide sufficient positive cash flow to sustain the Company's ongoing activities.

 (ii) The Company will be doing technology and product development in a number of areas. They are:

        a)       low-temperature hydrogen generation;
        b)       ejectors;
        c)       chemical-free water pretreatment;
        d)       enhanced heat transfer in plastic heat exchangers; and
        e)       high-performance alkaline fuel cells.

        This work is all aimed at improving the performance and reducing the capital cost of the Company's products.

(iii) The Company intends to make a number of acquisitions and purchases in the next year. They are:

        a)       laboratory and test facilities; and
        b)       system integration facilities.

 (iv) Although the Company plans to subcontract out as much work as possible, it still anticipates increasing the number of employees from the current seven full time and four consultants to approximately 24 full time and eight to ten consultants.

ITEM 3.           DESCRIPTION OF PROPERTY

     (a) The main office of the Company is located at 5000 Robert J. Mathews Parkway, El Dorado Hills, California 95762. It leases a 30,000 square feet building which is currently configured as office, engineering and warehouse space. The term of the Lease is for 5 years commencing April, 1997 and ending April 30, 2002. The company has two, three year options to extend the lease. The company also has an option to purchase the subject property during the period January 1, 1999 and until September 1, 2000, and only between these dates, Lessee shall have the option to purchase. As adequate financing becomes available to the Company, laboratory and test facilities, and system integration facilities will be installed.

     (b) Investment Property: It is and will be the Company's policy to generally avoid investments in illiquid assets such as real estate and manufacturing equipment. With regards to excess funds and retained earnings, the Company generally will invest such funds in money market funds or treasury funds. The Company typically funds ongoing operations from cash flow, and generally should not have significant funds available for long-term investment.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

     1. The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1999 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company, and (iv) all directors and executive officers as a group.

                      Name and Address                              Percentage
                      Of Beneficial                Number of       Beneficially
Title of Class            Owner                      Shares          Owned (1)
--------------            -----                      ------          ---------

   Common             Joseph P.Maceda*             10,641,579         32.79%
                      5019 Susan Oaks Drive
                      Fair Oaks, CA 95628

   Common             Robert L. Campbell*           6,980,341         21.51%
                      15009 Rio Circle
                      Rancho Murieta,
                      CA 95683

   Common             Gloria Rose Ott*              2,610,000         8.04%
                      20250 Edgewood Farm Lane
                      Purcellville, VA 20132

   Common             J. Michael Hopper*              901,320         2.78%
                      135 Alder Avenue
                      Davis, CA 95616

* Indicates directors and/or executive officers.

Unless otherwise indicated in the footnote below, the Company has been advised that each person above has sole voting power over the shares indicated above.

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      DIRECTORS AND EXECUTIVE OFFICERS:

                  NAME             AGE        OFFICE
                  ----             ---        ------

         Gloria Rose Ott           45         Chairman of the Board and
                                                       Director

         Joseph P. Maceda          47         President and Director

         Robert L. Campbell        55         Vice President and Director

         J. Michael Hopper         52         Secretary/Treasurer and
                                              Officer

The Company does not have a Chief Executive Officer at the present time. One will be appointed at a later date, but no decision has been made as to the nominee.

1. Based upon 32,450,761 shares of common stock outstanding on January 25, 2000.

b)   BACKGROUND INFORMATION:

MS. GLORIA ROSE OTT - CHAIRMAN OF THE BOARD. Ms. Ott joined the Company as Chairman of the Board in October, 1998 Ms. Ott was founder and Chairman of RapidTech, Inc., from 1995 through 1999. RapidTech, a privately held corporation, managed a Defense Advanced Research project that employed agile manufacturing standards to the eventual mass-production of hybrid vehicles, teaming with Detroit Center Tools and the Taylor Dunn Company.

In 1994, Ms. Ott received a Presidential Appointment and served on the Board of Directors of the Overseas Private Investment Corporation (OPIC) until 1999. OPIC sells investment services to assist U.S. companies in some 140 emerging economies around the world with an active portfolio of $18.3 billion. In addition, from 1992-1998 Ms, Ott served as the President of Miraido Corporation, building a $24 million mixed-used real estate project on a city block in San Jose, California. Ms. Ott earned her Bachelor of Arts Degree at San Francisco State University and completed her graduate studies at Sonoma State University.

JOSEPH P. MACEDA - PRESIDENT. In January of 1997, Mr. Maceda founded Manufacturing Technologies Corporation to pursue the modular seawater desalination and power markets. This company became a wholly owned subsidiary of PTC Holdings, Inc, in March of 1998. Mr. Maceda also served as President. In June, 1997, PTC Holdings merged into PTC Group, Inc. (OTCBB Symbol: PWRE), and Mr. Maceda became President of the merged company.

Mr.  Maceda has 22 years of  experience  in  business  development,  management,
finance,   technology  acquisition,   and  development  in  support  of  product
commercialization.

In March of 1987, Mr. Maceda founded Teledata International, Inc., which was developing wireless, wide-area networks for remote monitoring and control systems. Fuel cells were a subsidiary technology development as power supplies but in June 1988, because of the overwhelming potential of fuel cells, all other technologies were shelved and a new corporation was formed call H Power Corporation, to develop fuel cell, hydrogen generation, and storage technologies for use in the battery replacement, stationary power, and transportation markets.

From June 19998 until he left H Power in December, 1996, Mr. Maceda raised money, found technologies and developed strategic partnerships for marketing and manufacturing with companies such as Singapore Technologies, Rolls-Royce; Neste Oy; IBM; Duquesne; Sumitomo; British Nuclear Fuels; the U.S. Department of Defense; the U.K. Ministry of Defense, and others

ROBERT L. CAMPBELL - VICE PRESIDENT. Mr. Campbell has 24 years experience in the high technology sectors of the defense electronics industry, is a pioneer in the conversion of defense technologies to peaceful applications, and has 10 years experience in the seawater desalination industry. Prior to founding Integrated Water & Power,(IW&P) during 1997, Mr. Campbell was founding President and Chief Executive Officer of Advanced Distillation Technology (ADTech, founded 1991). He was responsible for the identification and negotiation of Kaiser Aerospace & Electronics, Saudi Industries for Desalination Membranes and Systems, and Singapore Technologies Automotive as key investors and partners. He was responsible for ADTech's system design and the location and selection of all key technologies and personnel.

In 1983, Mr. Campbell founded, operated and grew Advanced Counter Measure Systems (ACMS) a privately held corporation which supplied advanced technology electronic systems to all U.S. military services and several federal agencies. During 1987 and 1988 Mr. Campbell arranged and concluded the significant sale of equity in ACMS to TRW, Inc., of Delaware and EDO Corporation of New York.

While at Watkins-Johnson Co. from 1966 to 1983 Mr. Campbell progressed from Member to the Technical Staff in Device R&D to Staff Scientist in Electronics Warfare Systems, to Founding Department Manager of the Electronics Warfare Systems group.

1967 to 1970 whilst in military service ((U.S. Army Security Agency and Strategic Communications Command) he designed and deployed extensive test network used to explore Electromagnetic Pulse effects in support of the Safeguard Anti-Ballistic Missile System development.

Mr.  Campbell is a graduate of St. Mary's College of California  (B.S.  Physics,
1966), did graduate  studies at the University of Arizona  (Systems  Engineering
1968), participated in the Honors Program at Stanford University (Microwave Engineering, 1975) and holds a California State Teaching Credential (lifetime).

J. MICHAEL HOPPER - SECRETARY/TREASURER. Mr. Hopper joined the Company in January of 1997. Prior to his current position, from 1986 to 1996 Mr. Hopper was President, Founder and Partner of Rainbow Video Duplicating, Inc., of New York, a video duplicating service company with clients in corporate, medicine, entertainment, and instructional fields. Mr. Hopper worked closely with clients through all stages of package, design, printing, duplication, fulfillment and final production of an annual distribution exceeding 3 million units. Mr. Hopper has a Bachelor of Arts degree in communications from the University of Florida.

SIGNIFICANT EMPLOYEES:

ROBERT ZHAO, Ph.D., DIRECTOR OF FUEL CELL TECHNOLOGY

Dr. Robert Zhao has 17 years of research and development experience in the field of electrochemical energy generation and storage, ranging from primary and secondary batteries to fuel cells. He holds a Ph.D. in Electrochemistry from Case Western Reserve University, Cleveland, Ohio. As the director of the Company's fuel cell technology, he oversees the development of fuel cell components and low temperature fuel processors.

Before he joined the Company, Dr. Zhao was the program manager of high power PEM fuel cells and a member of the company's strategic planning committee at H Power Corporation. He was with H Power for two months before accepting his present position with the Company in May 1997.

While Dr. Zhao was working on Defense Advance Research Projects Agency (DARPA) projects at CCES (Case Center for Electrochemical Sciences), he accumulated five years of experience on the electrochemical properties of small organic molecular fuels. He has designed and expanded a variety of technology tools to enhance the development of direct organic fuel cell technologies, such as direct methanol fuel cells (DMFC).

Dr. Zhao's experience also covers the development of maintenance-free lead-acid and lithium batteries.

ITEM 6.           EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation

Name and
Principle                                                       Other Annual
Position                   Year         Salary       Bonus      Compensation
--------                   ----         ------       -----      ------------

Joseph P. Maceda           1998         $182,000      N/A             N/A
President                  1999         $186,368      N/A             N/A


Robert L. Campbell         1998         $182,000      N/A             N/A
V. President               1999         $186,368      N/A             N/A


J. Michael Hopper          1998         $130,000      N/A             N/A
Secretary/Treasurer        1999         $133,120      N/A             N/A

Long Term Compensation i.e. Awards and Payouts not applicable

     No other compensation was given to any of the above-listed employees during the relevant time periods. Except for providing standard-form health insurance to it's employees, during such time period, the Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation of perquisite.

     Management Incentive Option Plan: The Company's Board of Directors has directed the creation and implementation of a stock incentive option plan for all employees. Details of this plan are in development, however, a block of 7 million shares of common stock has been authorized for use by such a plan. A plan will be developed and a proposal will be presented to the Board of Directors within the next 180 days.

     There are no standard arrangements pursuant to which the Company directors are compensated for services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     Employment  Contracts:  The Company has executed  contracts  with Joseph P.
Maceda, Robert L. Campbell, J. Michael Hopper and Lori O'Brien. Terms of these contracts are in effect for three additional years and include basic compensation, and once profitable, bonus and pay incentive schedules. Other terms unique to each individual address issues of travel restitution, transportation compensation, executive health benefits, and professional association dues. These contracts are attached as part of the exhibits.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1998, the Company issued 1,149,774 shares of its common stock in consideration of money owed to a related party. During 1998, $2,026,132 was owed and converted into common stock.

     During 1998, the Company granted 55,000 warrants to certain officers, directors and other shareholders of the Company. The warrants were issued with an exercise price of $0.30 ($3.00 post-split) which represented the fair market value of the stock at the time of grant, and the warrants expire on November 15, 2002.

ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES.

COMMON STOCK

     The  Company's   Articles  of  Incorporation   authorize  the  issuance  of
500,000,000 shares of Common Stock, with a par value of $.01 per share, of which 32,450,761 shares are issued and outstanding.

     Holders of shares of common stock are entitled to (one) vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights.

     The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities, subject however, to any rights of the shareholders of preferred shares issued and outstanding at the time of such liquidation, dissolution or winding up of the Company (see Preferred Stock below). Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     The  Company's   Articles  of  Incorporation   authorize  the  issuance  of
20,000,000 shares of Preferred Stock, with a par value of $.001 per share.

     The Preferred Stock may be issued in various series and shall have preference as to dividends and to liquidation of the Corporation. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Holders of preferred stock have no cumulative voting rights

     The Company's transfer agent is Interstate Transfer Company, 874 East 5900 South, Suite 101, Salt Lake City, Utah 84107.

                                     PART II

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         A.       MARKET INFORMATION

         The Company's common stock is traded on the over-the-counter bulletin board (OTC/BB) under the symbol PWRE.

         The following table sets for the high and low bid prices for the Company's common stock for the past two years. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                          High              Low
Quarter Ended             Ask $             Bid $          Close $
-------------             -----             -----          -------

March 1998                19.20            11.875           17.50

June, 1998                39.30            29.30            30.00

September, 1998           35.00            23.70            24.00

December, 1998             5.30             4.60             4.80

March, 1999                8.10             6.20             6.80

June, 1999                 5.40             5.10             5.30

             All prices, above and below, reflect reverse 1-10 Stock Split on August 20, 1999.

September, 1999            2.25             1.50             2.12

December, 1999             1.37             1.25             1.37


         Source:  Commodity Systems, Inc. Historical Data


         As of February 3, 2000 the bid price of the Company's Common Shares was $4.75 per share.

         B.       HOLDERS

         As of 31st December, 1999, there were approximately 124 holders of the Company's common stock, as reported by the Company's transfer agent. This number does not reflect those shareholders whose shares are held by a broker-dealer or other institutional nominee.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is not subject to any legal proceedings or claims.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED  SECURITIES

         In December, 1999, the Company offered a total of 755,085 shares of its common stock to accredited U.S. residents of Colorado only. This offering was made in reliance on the exemption available from registration provided by Rule 504 of Regulation D of the Securities Act of 1933. The Company raised a total of $600,000.00 in this offering, which funds were used for Transfer Fees, Legal /fees, Finder's Fees, Selling Expenses, Salaries & Fees, Rental/Leasing, Repayment of Indebtedness, Working Capital, Research and Development and Marketing.

         On June 23, 1999 the company entered into an Agreement with D. Weckstein & Co., as financial consultants and investment bankers. As compensation for its services under this agreement, D. Weckstein & Co., shall receive 30,000 options to purchase shares of the Company's common stock, exercisable at $5.00 per share for aperiod of three years from the date of the Agreement.

         On December 7, 1999 the Agreement with D. Weckstein & Co., Inc. was amended whereby D. Weckstein & Co. Inc., will receive 125,000 options to purchase 125,000 shares of common stock exercisable at $1.00 per share until December 31, 2003.

         On July 12, 1999, the Company entered into a Business Agreement with Xcel Associates, Inc. for Xcel Associates to perform business consulting for the Company in exchange for 500,000 shares of the Company's Common Stock.


                                 NO. OF
NAME                             SHARES         DATE:        CONSIDERATION
----                             ------         -----        -------------
11 persons                      441,000           1997       Conversion of Debentures valued at $.30 per share
16 persons                    1,379,000           1998       Conversion of Debentures valued at $.30 per share
3 shareholders of               371,000        6/19/98       Acquisition of Tessier Resources valued at $40 per share
 Tessier Resources
Barry Worshoufsky                21,734        7/28/98       Conversion of debt valued at $1.50 per share
Jacques DeGroote                 10,000        5/14/98       Services rendered valued at $1.59 per share
Gloria Rose Ott                  10,000        5/18/98       Services rendered valued at $1.59 per share
Liberty Capital Ltd.             10,000        5/21/98       Services rendered valued at $1.59 per share
Bensonal Limited                226,661        6/19/98       Conversion of debt valued at $1.80 per share
Brighton Financial Ltd          250,000        6/29/98       Conversion of debt valued at $1.80 per share
Paradon Limited                 250,000        6/29/98       Conversion of debt valued at $1.80 per share
Freedom Financial               533,333        11/4/98       Conversion of debt valued at $1.80 per share
Bensonal Limited                 13,502        11/4/98       Conversion of debt valued at $1.80 per share
Texco Investments Ltd.          182,750       12/31/98       Conversion of debt valued at $1.80 per share
Bensonal Limited                182,750       12/31/98       Conversion of debt valued at $1.80 per share
7 persons                       260,000           1998       Conversion of Debentures valued at $3.00 per share
Venture Tech, Inc.               50,000        1/27/99       Conversion of debenture at $15.00 per share
Keeran Corp. NV                 400,000         6/8/99       Purchase of equipment valued at $.74 per share
Venture Tech, Inc.              150,000         6/8/99       Conversion of debenture at $15.00 per share
Freedom Financial               300,000        5/17/99       Conversion of debt valued at $1.50 per share
Paradon Limited                 200,000        5/17/99       Conversion of debt valued at $1.50 per share
Enterprise Capital              220,738        5/17/99       Conversion of debt valued at $1.50 per share
 International, Inc.
Shareholders of              25,044,146        6/22/99       Merger Agreement with PTC Holdings, Inc.
 PTC Holdings, Inc.
XCEL Associates                  15,000        7/15/99       Terms of  Business  Consulting  Agreement  Valued at
                                                                           $8.40
XCEL Associates                  10,000        7/15/99       Exercise   partial  option  per  contract  -  10,000
                                                             options at $5.00, or $50,000



                                 NO. OF
NAME                             SHARES         DATE:        CONSIDERATION
----                             ------         -----        -------------
XCEL Associates                  10,000        7/26/99       Second option - 10,000 options at $5.00, or $50,000
Edward Meyer                     50,000        8/12/99       Loan Agreement 8/9/99 Between Xcel & Ocean Power
Edward T. Whelan                 50,000        8/12/99       Loan Agreement 8/9/99 Between Xcel & Ocean Power
XCEL Associates                  20,000         9/2/99       Terms of  Business  Consulting  Agreement  valued at
                                                                           $8.40
XCEL Associates                  50,000        9/10/99       Stock Options at $1.00 per share, or $50,000
Carl Tortora                     50,000        9/10/99       Stock Options at $1.00 per share, or $50,000
Frankie Fu                       20,000       11/29/99       Finder's  Fee in  connection  with Merger  valued at
                                                                           $1.34
Freedom Funding, Inc.           100,000       11/29/99       Finder's  Fee in  connection  with Merger  valued at
                                                                           $1.34
Venture Investment               80,000       11/29/99       Finder's Fee in connection with  PTC
 Group, Inc.                                                 Holings, Inc. Merger valued at $1.34
Sandra Marshman                  71,839       12/10/99       Rule 504 offering valued at $0.696 per share
Mark J. Sodden                   49,020       12/13/99       Rule 504 offering valued at $0.714 per share
Sandra Marshman                 111,111       12/13/99       Rule 504 offering valued at $0.900 per share
Orienstar Finance Ltd           175,070       12/14/99       Rule 504 offering valued at $0.714 per share
Waterford Enterprises            33,333       12/15/99       Rule 504 offering valued at $0.900 per
LLC.                                                         share
Orienstar Finance Ltd            93,939       12/20/99       Rule 504 offering valued at $0.825 per share
Sandra Marshman                  20,773       12/23/99       Rule 504 offering valued at $0.828 per share
Edward Meyer                     25,000        1/4/2000      Loan Agreement dated 8/9/99 valued at $2.75
Edward T. Whelan                 25,000        1/4/2000      Loan Agreement dated 8/9/99 valued at $2.75
Robert Bylin                     97,580        1/4/2000      Conversion of $100,000 debt per agreement 12/29/99
                                                             valued at $1.025 per share
CJB Consulting Inc.              30,000       1/18/2000      Consulting Agreement valued at $3.8125
Gold Capital Group               30,000       1/18/2000      Consulting Agreement valued at $3.8125


     None of the issuances of shares listed above were registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). Sales of shares made in reliance on the exemption provided by Regulation D, Rule 504, were made in the State of Colorado pursuant to applicable Colorado law. Issuances of shares pursuant to the conversion of debentures were made in reliance upon the exemption provided by Section 3(a)(9) of the Act. All other issuances including the exchange of shares for the merger with PTC Holdings, Inc., the acquisition of Tessier Resources, Inc., conversion of debt, and pursuant to various contracts were made in reliance on the exemption provided by Section 4(2) of the Act. The believes that the Section 4(2) exemption was available and appropriate because the issuances were made in private and isolated transactions with informed investors.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the provisions of the General Corporation Law of the State of Delaware (the "Delaware Code"), the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Any such person may be indemnified against expenses, including attorneys' fees, judgments, fines and settlements to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Further, the Delaware Code permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. Neither the Company's Articles of Incorporation nor By-Laws makes provisions for the indemnification of the Company's officers and directors nor for the purchase of liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any such liability insurance.

                                    PART F/S



     The Company's financial statements for the fiscal years ended December 31, 1998 and 1997 and three months ended March 31, 1999, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Item 15 of this Form 10-SB. Unaudited financial statements for the period ended September 30, 1999 have been prepared by the Company.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                   March 31, 1999, December 31, 1998 and 1997

                                 C O N T E N T S


Independent Auditors' Report................................................. 3

Consolidated Balance Sheets.................................................. 4

Consolidated Statements of Operations........................................ 6

Consolidated Statements of Stockholders' Equity (Deficit).................... 7

Consolidated Statements of Cash Flows........................................14

Notes to the Consolidated Financial Statements...............................16

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board of Directors
PTC Group, Inc. and Subsidiary
Vancouver, British Columbia


We have audited the accompany consolidated balance sheets of PTC Group, Inc. and Subsidiary (a development stage company) as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997 and from inception on April 24, 1969 through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PTC Group, Inc. and Subsidiary (a development stage company) as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 and from inception on April 24, 1969 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is a development stage company with no operating capital which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Jones, Jensen & Company
--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
March 30, 1999

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                          March 31,            December 31,
                                            1999                  1998
                                            ----                  ----
                                          (Unaudited)
CURRENT ASSETS

   Cash                              $            3,504   $           5,419
                                     ------------------   -----------------

     Total Current Assets                         3,504               5,419
                                     ------------------   -----------------

PROPERTY AND EQUIPMENT (Note 2)                 581,707             545,744
                                     ------------------   -----------------

OTHER ASSETS

   Cash - pledged (Note 6)                       14,393              14,393
                                     ------------------   -----------------

     Total Other Assets                          14,393              14,393
                                     ------------------   -----------------

     TOTAL ASSETS                    $          599,604   $         565,556
                                     ==================   =================



        The accompanying notes are an integral part of these consolidated financial statements.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                      March 31,           December 31,
                                                       1999                1998
                                                ------------------   ----------
                                                     (Unaudited)
CURRENT LIABILITIES
   Accounts payable                             $          154,314   $         128,153
   Note payable - building (Note 10)                         2,585               2,585
   Note payable - related (Note 3)                         649,159                 -
                                                ------------------   -----------------

     Total Current Liabilities                             806,058             130,738
                                                ------------------   -----------------

LONG-TERM DEBT

   Note payable - building (Note 10)                       148,961             149,108
                                                ------------------   -----------------

     Total Long-Term Liabilities                           148,961             149,108
                                                ------------------   -----------------

CONVERTIBLE DEBENTURES - RELATED PARTY
 (Note 4)                                                1,520,046           2,102,619
                                                ------------------   -----------------

     TOTAL LIABILITIES                                   2,475,065           2,382,465
                                                ------------------   -----------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 10,000,000 shares
    authorized of $0.001 par value; no
    shares outstanding                                         -                   -
   Common stock: 200,000,000 shares
    authorized of $0.001 par value;
    50,207,003 and 49,007,063 shares issued
    and outstanding, respectively                           50,207              49,007
   Additional paid-in capital                           13,959,795          13,187,895
   Receivable from affiliate (Note 11)                  (1,623,000)         (1,323,000)
   Other comprehensive income                               30,909              30,909
   Deficit accumulated during the
    development stage                                  (14,293,372)        (13,761,720)
                                                ------------------   -----------------

     Total Stockholders' Equity (Deficit)               (1,875,461)         (1,816,909)
                                                ------------------   -----------------

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIT)            $          599,604   $         565,556
                                                ==================   =================


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                                                                From
                                                    For the                                                  Inception on
                                                  Three Months                                                April 24,
                                                    Ended                  For the Years Ended               1969 through
                                                   March 31,                   December 31,                   March 31,
                                                    1999                1998                1997                1999
                                               -----------------  ------------------  ------------------  ---------------
                                                  (Unaudited)                                                (Unaudited)
REVENUES                                       $          -       $           -       $           -       $         -
                                               -----------------  ------------------  ------------------  ----------------

EXPENSES

   General and administrative                            348,928           9,479,460             284,867        10,796,324
   Depreciation and amortization                          10,620              39,643              34,438           124,610
                                               -----------------  ------------------  ------------------  ----------------

     Total Expenses                                      359,548           9,519,103             319,305        10,920,934
                                               -----------------  ------------------  ------------------  ----------------

     LOSS FROM OPERATIONS                               (359,548)         (9,519,103)           (319,305)      (10,920,934)
                                               -----------------  ------------------  ------------------  ----------------

OTHER INCOME (EXPENSE)

   Interest expense                                     (172,104)           (686,334)           (606,449)       (1,973,489)
                                               -----------------  ------------------  ------------------  ----------------

     Total Other Income (Expense)                       (172,104)           (686,334)           (606,449)       (1,973,489)
                                               -----------------  ------------------  ------------------  ----------------

LOSS BEFORE LOSS FROM
 DISCONTINUED OPERATIONS                                (531,652)        (10,205,437)           (925,754)      (12,894,423)

LOSS FROM DISCONTINUED
 OPERATIONS (Note 9)                                      -                   -                 (732,984)       (1,398,949)
                                               -----------------  ------------------  ------------------  ----------------

NET LOSS                                                (531,652)        (10,205,437)         (1,658,738)      (14,293,372)
                                               -----------------  ------------------  ------------------  ----------------

COMPREHENSIVE INCOME

   Foreign currency translation
    adjustment                                            -                    8,252              19,737            30,909
                                               -----------------  ------------------  ------------------  ----------------

     Total Comprehensive Income                           -                    8,252              19,737            30,909
                                               -----------------  ------------------  ------------------  ----------------

NET COMPREHENSIVE LOSS                         $        (531,652) $      (10,197,185) $       (1,639,001) $    (14,262,463)
                                               =================  ==================  ==================  ================

BASIC LOSS PER SHARE                           $           (0.01) $            (0.37) $            (0.20)
                                               =================  ==================  ==================

FULLY DILUTED LOSS PER SHARE                   $           (0.01) $            (0.20) $            (0.32)
                                               =================  ==================  ==================

WEIGHTED AVERAGE SHARES
 OUTSTANDING - BASIC                                  49,607,063          27,854,908           8,239,489
                                               =================  ==================  ==================


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Inception April 24, 1969                  -        $        -         $        -        $         -        $        -

Common stock issued for
   mining claims at
   approximately $0.03 per
   share                               2,250,000             2,250             72,750             -                 -

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                 600,000               600             19,400             -                 -

Net loss from inception on
   April 24, 1969 through
   December 31, 1973                      -                 -                  -                  -                (95,000)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1973             2,850,000             2,850             92,150             -                (95,000)

Common stock issued for
   cash and services provided
   at approximately $0.03
   per share                              28,500                29                921             -                 -

Net loss for the year ended
   December 31, 1974                      -                 -                  -                  -                   (950)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1974             2,878,500             2,879             93,071             -                (95,950)

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                  18,000                18                581             -                 -

Expenses paid on behalf
   of the Company                         -                 -                     115             -                 -

Net loss for the year ended
   December 31, 1975                      -                 -                  -                  -                   (715)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1975             2,896,500   $         2,897    $        93,767   $         -        $       (96,665)
                               -----------------   ---------------    ---------------   ----------------   ---------------



        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1975             2,896,500   $         2,897    $        93,767   $         -        $       (96,665)

Expenses paid on behalf of
   the Company                            -                 -                     221             -                 -

Net loss for the year ended
   December 31, 1976                      -                 -                  -                  -                   (221)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1976             2,896,500             2,897             93,988             -                (96,886)

Net loss for the year ended
   December 31, 1977                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1977             2,896,500             2,897             93,988             -                (96,886)

Expenses paid on behalf of
   the Company                            -                 -                      20             -                 -

Net loss for the year ended
   December 31, 1978                      -                 -                  -                  -                    (20)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1978             2,896,500             2,897             94,008             -                (96,906)

Expenses paid on behalf of
   the Company                            -                 -                      18             -                 -

Net loss for the year ended
   December 31, 1979                      -                 -                  -                  -                    (18)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1979             2,896,500   $         2,897    $        94,026   $         -        $       (96,924)
                               -----------------   ---------------    ---------------   ----------------   ---------------



        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1979             2,896,500   $         2,897    $        94,026   $         -        $       (96,924)

Common stock issued for
   cash at approximately
   $0.03 per share                         2,250                 2                 73             -                 -

Expenses paid on behalf
   of the Company                         -                 -                     154             -                 -

Net loss for the year ended
   December 31, 1980                      -                 -                  -                  -                   (229)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1980             2,898,750             2,899             94,253             -                (97,153)

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                  21,000                21                680             -                 -

Expenses paid on behalf of
   the Company                            -                 -                     560             -                 -

Net loss for the year ended
   December 31, 1981                      -                 -                  -                  -                 (1,260)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1981             2,919,750             2,920             95,493             -                (98,413)

Net loss for the year ended
   December 31, 1982                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1982             2,919,750             2,920             95,493             -               (98,413 )

Net loss for the year ended
   December 31, 1983                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1983             2,919,750   $         2,920    $        95,493   $         -        $      (98,413 )
                               -----------------   ---------------    ---------------   ----------------   --------------



        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1983             2,919,750   $         2,920    $        95,493   $         -        $      (98,413 )

Expenses paid on behalf
   of the Company                         -                 -                     700             -                 -

Net loss for the year ended
   December 31, 1984                      -                 -                  -                  -                   (700)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1984             2,919,750             2,920             96,193             -                (99,113)

Expenses paid on behalf
   of the Company                         -                 -                   5,000             -                 -

Net loss for the year ended
   December 31, 1985                      -                 -                  -                  -                 (5,000)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1985             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1986                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1986             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1987                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1987             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1988                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1988             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1989                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1989             2,919,750   $         2,920    $       101,193   $         -        $      (104,113)
                               -----------------   ---------------    ---------------   ----------------   ---------------


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1989             2,919,750   $         2,920    $       101,193   $         -        $      (104,113)

Net loss for the year ended
   December 31, 1990                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1990             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1991                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1991             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1992                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1992             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1993                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1993             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1994                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1994             2,919,750             2,920            101,193             -               (104,113)

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                 105,000               105              3,395             -                 -

Expenses paid on behalf
   of the Company                         -                 -                   2,277             -                 -

Net loss for the year ended
   December 31, 1995                      -                 -                  -                  -                 (7,277)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1995             3,024,750   $         3,025    $       106,865   $         -        $      (111,390)
                               -----------------   ---------------    ---------------   ----------------   ---------------



        The accompanying notes are an integral part of these consolidated financial statements.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)
                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1995             3,024,750   $         3,025    $       106,865   $         -        $      (111,390)

Common stock issued
   for the acquisition of
   subsidiary recorded at
   predecessor cost of $0.00             310,000               310             -                  -                 -

Common stock issued for
   cash at $0.04 per share             3,400,000             3,400            132,600             -                 -

Common stock issued for
   services provided at
   $2.25 per share                       200,000               200            449,800             -                 -

Common stock issued in
 settlement of debt at $1.50
 per share                               217,342               217            325,796             -                 -

Foreign currency translation
 adjustment                               -                 -                  -                   2,920            -

Net loss for the year ended
   December 31, 1996                      -                 -                  -                  -             (1,786,155)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1996             7,152,092             7,152          1,015,061              2,920        (1,897,545)

Common stock issued in
   conversion of debentures
   at $0.03 per share                  4,410,000             4,410            141,120             -                 -

Common stock issued for
   conversion of debt at $0.20
   per share                           4,892,225             4,892            973,553             -                 -

Foreign currency translation
 adjustment                               -                 -                  -                  19,737            -

Net loss for the year ended
   December 31, 1997                      -                 -                  -                  -             (1,658,738)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1997            16,454,317   $        16,454    $     2,129,734   $         22,657   $    (3,556,283)
                               -----------------   ---------------    ---------------   ----------------   ---------------


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)
                                                                                                              Deficit
                                                                                                            Accumulated
                                                                          Additional         Other          During the
                                           Common Stock                    Paid-In       Comprehensive     Development
                                  Shares               Amount              Capital           Income            Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1997            16,454,317   $        16,454    $     2,129,734   $         22,657   $    (3,556,283)

Common stock issued in
 conversion of debentures
 at $0.03 per share                   15,690,000            15,690            502,079             -                 -

Common stock issued for
 conversion of debt at $0.18
 per share                            11,497,746            11,498          2,014,634             -                 -

Common stock issued for
 services at $1.59 per share           5,365,000             5,365          8,541,448             -                 -

Foreign currency translation
 adjustment                               -                 -                  -                   8,252            -

Net loss for the year ended
 December 31, 1998                        -                 -                  -                  -            (10,205,437)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1998            49,007,063            49,007         13,187,895             30,909       (13,761,720)

Common stock issued in
 conversion of debenture
 warrants at $0.03 per share
 (unaudited)                             700,000               700             22,400             -                 -

Common stock issued in
 conversion of debenture at
 $1.50 per share (unaudited)             500,000               500            749,500             -                 -

Net loss for the three months
 ended March 31, 1999
 (unaudited)                              -                 -                  -                  -               (531,652)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, March 31, 1999
 (unaudited)                          50,207,063   $        50,207    $    13,959,795   $         30,909   $   (14,293,372)
                               =================   ===============    ===============   ================   ===============



        The accompanying notes are an integral part of these consolidated financial statements.

                                                PTC GROUP, INC. AND SUBSIDIARY
                                                (A Development Stage Company)
                                            Consolidated Statements of Cash Flows
                                                                                                                 From
                                                          For the                                            Inception on
                                                        Three Months                                          April 24,
                                                           Ended                  For the Years Ended        1969 through
                                                         March 31,                    December 31,             March 31,
                                                                       ----------------------------------
                                                           1999                 1998              1997           1999
                                                    -----------------  ----------------  ----------------  ---------------
                                                       (Unaudited)                                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                         $        (531,652) $    (10,205,437) $     (1,658,738) $   (14,293,372)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Depreciation                                              10,620            39,643            34,438          124,610
     Common stock issued for mining claims                     -                 -                 -                75,000
     Common stock issued for services provided                 -              8,546,813            -             9,020,888
     Expenses paid on behalf of the Company                    -                 -                 -                 9,065
     Loss on discontinued operations                           -                 -                167,816          167,816
     Amortization of debenture discount                       167,434           669,745           606,449        1,949,002
   Change in operating asset and liability accounts:
     Increase (decrease) in accounts payable                  (20,429)          116,637           (38,097)          74,866
     (Increase) decrease in other assets                     (300,000)       (1,125,712)           (6,275)      (1,446,881)
                                                    -----------------  ----------------  ----------------  ---------------

       Net Cash Used by Operating Activities                 (674,027)       (1,958,311)         (894,407)      (4,319,006)
                                                    -----------------  ----------------  ----------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of fixed assets                                    -                (61,424)          (88,863)        (639,285)
                                                    -----------------  ----------------  ----------------  ---------------

       Net Cash Used by Investing Activities                   -                (61,424)          (88,863)        (639,285)
                                                    -----------------  ----------------  ----------------  ---------------

CASH FLOWS FROM
 FINANCING ACTIVITIES:

   Repayment of note payable                                     (147)           (2,382)           (2,196)          (4,725)
   Loans from shareholders                                    672,259         2,026,232           978,445        4,002,849
   Issuance of convertible debentures                          -                 -                 -               660,000
   Proceeds from note payable                                  -                 -                 -               167,671
   Common stock issued for cash                                -                 -                 -               136,000
                                                    -----------------  ----------------  ----------------  ---------------

       Net Cash Provided by
        Financing Activities                                  672,112         2,023,850           976,249        4,961,795
                                                    -----------------  ----------------  ----------------  ---------------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                          (1,915)            4,115            (7,021)           3,504

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                            5,419             1,304             8,325           -
                                                    -----------------  ----------------  ----------------  ---------------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                      $           3,504  $          5,419  $          1,304  $         3,504
                                                    =================  ================  ================  ===============



        The accompanying notes are an integral part of these consolidated financial statements.


                                                PTC GROUP, INC. AND SUBSIDIARY
                                                (A Development Stage Company)
                                      Consolidated Statements of Cash Flows (Continued)

                                                                                                                 From
                                                          For the                                            Inception on
                                                        Three Months                                          April 24,
                                                           Ended                  For the Years Ended        1969 through
                                                         March 31,                    December 31,             March 31,
                                                                       ----------------------------------
                                                           1999                 1998              1997           1999
                                                    -----------------  ----------------  ----------------  ---------------
                                                       (Unaudited)                                            (Unaudited)
CASH PAID FOR:

   Interest                                         $           4,670  $         16,611  $         13,625  $        38,134
   Income taxes                                     $          -       $         -       $         -       $        -

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services
    provided                                        $          -       $      8,546,813  $         -       $     9,020,888
   Common stock issued for mining claims            $          -       $         -       $         -       $        75,000
   Common stock issued in settlement
    of debt                                         $         773,100  $      2,026,132  $      1,123,975  $     4,249,220
   Common stock issued in acquisition
    of subsidiary                                   $          -       $         -       $            310  $           310


        The accompanying notes are an integral part of these consolidated financial statements.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The financial statements presented are those of PTC Group, Inc. On April 2, 1997, the Company changed its name to Intryst, Inc. On December 22, 1997, the Company changed its name to PTC Group, Inc. to better reflect the business plan of the Company.

              PTC Group, Inc. (PTC) was organized under the laws of the State of Idaho on April 24, 1969. The Company was organized to engage in various mining activities. The Company conducted limited mining activities until its operations ceased. The Company has been seeking new business opportunities and is classified as a development stage company per SFAS #7.

              The Former Subsidiaries:

              Tessier Resources Ltd (TRL) was incorporated on September 24, 1990 under the laws of the Province of Manitoba. TRL is currently engaged in the research and development of an apparatus for removing ice and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced.

              Pulverizer Systems, Inc. (PSI) was incorporated on January 10, 1994 under the laws of the Province of Manitoba. PSI was organized for the purpose of marketing TRL's snow and ice removal machines and is a fully owned subsidiary of TRL. PSI is considered a development stage company as no significant revenues have been realized and planned principal operations have not yet commenced.

              On March 14, 1996, PTC purchased TRL from VentureTech, Inc. (VTI) (a related company) for a $3,000,000 convertible debenture and the issuance of 310,000 shares of PTC common stock to the shareholders of VTI as well as the right to purchase 620,000 shares of PTC common stock at $2.25 per share. The investment has been recorded at predecessor cost with the difference being recorded as a discount on the debentures. The discount is being amortized as interest expense over a period of four years. The interest expense for the year ended December 31, 1998 was $669,745. No goodwill has been recorded for the acquisition. On October 6, 1997, the Company spun off PSI and TRL. All of the operations have accordingly been accounted for as discontinued operations. (See Note 9)

              The Current Subsidiary:

              PTC Group Holdings (Canada) Inc. was incorporated on April 1, 1998 in Victoria, British Columbia as a wholly-owned subsidiary of the Company.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b. Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Common stock equivalents are included in the fully diluted loss per share calculation.

              c. Provision for Taxes

              At March 30, 1999, the Company has net operating loss carryforwards of approximately $2,579,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d. Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e. Principles of Consolidation

              The financial statements include those of the Company and its wholly-owned Subsidiary, PTC Group Holdings (Canada) Inc. All significant intercompany accounts and transactions have been eliminated.

              f.  Property and Equipment

              Office equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment is computed using the straight-line method over the estimated useful life of the asset. Depreciation expense for continuing operations for the three months ended March 31, 1999 and for the years ended December 31, 1998 and 1997 was $10,620, $39,643 and $34,438, respectively.

             Property and equipment consists of the following:

                                                                March 31,                     December 31,
                                                                              --------------------------------------
                                                                 1999                 1998               1997
                                                           -----------------  ------------------  ------------------
                                                               (Unaudited)
                  Office equipment                         $          66,885  $           66,885  $           66,885
                  Building                                           226,300             226,300             226,300
                  Leasehold improvements                             387,172             340,589             273,311
                  Accumulated depreciation                           (98,650)            (88,030)            (48,387)
                                                           -----------------  ------------------  ------------------

                  Net Property and Equipment               $         581,707  $          545,744  $          518,109
                                                           =================  ==================  ==================

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1999, December 31, 1998 and 1997

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g. Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Change in Accounting Principle

              In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and
              (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard by showing the other comprehensive income (loss) for all years presented.

              i.  Unaudited Financial Statements

              The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              In 1999, a shareholder advanced $672,259 to the Company of which $23,100 was converted into 700,000 shares of common stock at $0.03 per share. The balance due to the shareholder at March 31, 1999 of $649,159 is non-interest bearing, unsecured and due upon demand.

              In 1998, the Company issued 11,497,746 shares of its common stock in consideration of money owed to a related party. During 1998, $2,026,132 was owed and converted into common stock.

              On December 31, 1997, the Company issued 4,892,225 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $978,445 was owed and converted into common stock.

              On December 31, 1996, the Company issued 217,342 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $326,013 was owed and converted into common stock.

              On February 19, 1995, 105,000 shares of common stock were issued for services performed by a shareholder of the Company. The shareholder had also paid expenses on behalf of the Company in the amount of $2,277 which have been recorded as a contribution to capital.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              During 1998, the Company granted 550,000 warrants to officers, directors and shareholders of the Company. The warrants were issued at $0.30 which represented the fair market value of the stock at the time of grant, and the warrants expire on November 15, 2002.

              During 1997, the Company granted 525,000 warrants to officers, directors and shareholders of the Company. The warrants were issued at $1.00 which represented the fair market value of the stock at the time of grant, and the warrants expire on September 1, 2002.

              From time to time Company has received advances from certain officers, directors, shareholders and others in order to pay operating expenses of the Company. As of December 31, 1998 and 1997, $-0- and $-0-, respectively, was owed by the Company as a result of these advances.

NOTE 4 -      CONVERTIBLE DEBENTURES - RELATED PARTY

              On March 14, 1996, the Company issued a $3,000,000 fixed convertible debenture for the acquisition of TRL. The debenture is non-interest bearing. The debenture is convertible into common stock at a rate of $1.50 per share. The debenture expires on March 14, 2000. The debenture was recorded with a discount of $2,678,948 which is being amortized over 48 months to interest expense. the Company converted $750,000 of the debentures into 500,000 shares of common stock on January 27, 1999 (unaudited).

                                                    March 31,          December 31,
                                                     1999                  1998
                                              ------------------  ------------------
                                                   (unaudited)
                    Convertible debenture-
                      VentureTech, Inc.       $        2,250,000  $        3,000,000
                    Unamortized discount
                      on debenture                      (729,954)           (897,381)
                                              ------------------  ------------------

                                              $        1,520,046  $        2,102,619
                                              ==================  ==================

NOTE 5 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through March 31, 1999. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock while it proceeds with the merger of PTC Holdings, Inc.

NOTE 6 -      CASH - PLEDGED

              The Company has a savings account at Vancouver City Savings Credit Union (Van City) which has been pledged to Van City as collateral for the building note payable. The balance of the cash pledged was $14,493, $14,393 and $16,660 at March 31, 1999, December 31, 1998
              and 1997, respectively.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1999, December 31, 1998 and 1997

NOTE 7 -      FOREIGN CURRENCY TRANSLATION ADJUSTMENT

              Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange. Gains or losses on such translations are reflected as other comprehensive income in stockholders' equity. Income and expense accounts have been translated into U.S. dollars at weighted-average rates of exchange.

NOTE 8 -      STOCK TRANSACTIONS

              On August 22, 1995, the Company's Board of Directors approved a par value change from $0.10 to $0.001. On March 11, 1996, the Board of Directors approved a 3 for 1 forward stock split. All references to common stock have been retroactively restated to reflect the par value change and forward stock split.

              On December 23, 1997, the Company's articles of incorporation were amended to increase the authorized shares of common stock from 25,000,000 to 200,000,000 shares and to authorize the issuance of 10,000,000 shares of preferred stock.

NOTE 9 -      DISCONTINUED OPERATIONS

              All operations of PTC prior to March 13, 1996 have been reclassified to loss from discontinued operations. In 1996, the Company issued 200,000 shares of common stock valued at $450,000 and paid expenses of $111,852 which were for a failed mining operation in Malaysia. The total loss from discontinued operations was $561,852 in 1996. The loss from discontinued operations associated with the spinoff of PSI and TRL was $732,984 at December 31, 1997.

NOTE 10 -     NOTE PAYABLE - BUILDING

              Note  payable  -  building  at March  31,  1999  consisted  of the following (unaudited):
                    Note payable to Vancouver  City Savings Credit Union bearing interest at 8.20% with monthly principal and interest
                     payments of $1,318, secured by building.                                 $          151,546

                                                      Less Current Portion                                (2,585)
                                                                                              ------------------

                                                      Long Term Portion                       $          148,961
                                                                                              ==================

              The following is a schedule of future minimum loan payments:

                       Year Ended                                                                       Amount
                    -----------------                                                         ------------------
                         1999                                                                 $            2,585
                         2000                                                                              2,806
                         2001                                                                            146,155
                                                                                              ------------------

                                   Total                                                      $          151,546
                                                                                              ==================


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 11 -     RECEIVABLE FROM AFFILIATE

              The Company has advanced  $1,673,000,  $1,323,000  and $195,021 to
              PTC Holdings, Inc. (PTCH) on its behalf as of March 31, 1999, December 31, 1998 and 1997, respectively. The Company is currently completing the acquisition of PTCH . Upon completion of the acquisition, this amount would be eliminated in the consolidated financial statements, currently the amounts are being treated similar to a stock subscription receivable. If the merger does not get completed, it is expected that PTCH will repay these amounts under terms to be determined.

NOTE 12 -     PROPOSED REORGANIZATION

              The Company is currently in negotiations  with PTC Holdings,  Inc.
              (PTCH), a Delaware corporation to execute a plan and agreement of reorganization. Wherein the shareholders of PTCH would acquire 90% or more of the issued and outstanding shares of the Company. It is expected that this reverse merger would qualify as a tax free reorganization pursuant to Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

              PTCH and its wholly-owned subsidiaries Integrated Water and Power, Advanced Power Sources and Manufacturing Technologies Corporation are development stage companies. These entities are developing, operational and manufacturing expertise intended to bring high quality, low cost, modular products to the water and power infrastructure markets. PTCH intends to compete with traditional water and power systems.

              The following is an unaudited proforma consolidated balance sheet and income statement assuming the issuance of 441,000,000 shares of common stock by the Company to acquire 100% of the outstanding shares of common stock of PTCH. The acquisition of PTCH will be accounted for as a recapitalization of PTCH because the shareholder of PTCH will control the Company after the acquisition. Therefore, PTCH is treated as the acquiring entity. There will be no adjustment to the carrying value of the assets or liabilities.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                                 C O N T E N T S


Independent Auditors' Report................................................ 3

Consolidated Balance Sheets................................................. 4

Consolidated Statements of Operations....................................... 6

Consolidated Statements of Stockholders' Equity (Deficit)................... 7

Consolidated Statements of Cash Flows.......................................14

Notes to the Consolidated Financial Statements..............................16

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board of Directors
PTC Group, Inc. and Subsidiary
Vancouver, British Columbia


We have audited the accompany consolidated balance sheets of PTC Group, Inc. and Subsidiary (a development stage company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on April 24, 1969 through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PTC Group, Inc. and Subsidiary (a development stage company) as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on April 24, 1969 through December 31, 1998 in conformity with generally accepted accounting principles.
0
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is a development stage company with no operating capital which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Jones, Jensen & Company
--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
March 30, 1999

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                 December 31,
                                    --------------------------------------
                                           1998                1997
                                    ------------------   -----------------

CURRENT ASSETS

   Cash                             $            5,419   $           1,304
                                    ------------------   -----------------

     Total Current Assets                        5,419               1,304
                                    ------------------   -----------------

PROPERTY AND EQUIPMENT (Note 2)                545,744             518,109
                                    ------------------   -----------------

OTHER ASSETS

   Cash - pledged (Note 6)                      14,393              16,660
                                    ------------------   -----------------

     Total Other Assets                         14,393              16,660
                                    ------------------   -----------------

     TOTAL ASSETS                   $          565,556   $         536,073
                                    ==================   =================



        The accompanying notes are an integral part of these consolidated financial statements.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------
                                                                                        December 31,
                                                                          --------------------------------------
                                                                                 1998                1997
                                                                          ------------------   -----------------
CURRENT LIABILITIES

   Accounts payable                                                       $          128,153   $          17,114
   Note payable - building (Note 10)                                                   2,585               2,383
                                                                          ------------------   -----------------

     Total Current Liabilities                                                       130,738              19,497
                                                                          ------------------   -----------------

LONG-TERM DEBT

   Note payable - building (Note 10)                                                 149,108             151,691
                                                                          ------------------   -----------------

     Total Long-Term Liabilities                                                     149,108             151,691
                                                                          ------------------   -----------------

CONVERTIBLE DEBENTURES -
 RELATED PARTY (Note 4)                                                            2,102,619           1,947,344
                                                                          ------------------   -----------------

     TOTAL LIABILITIES                                                             2,382,465           2,118,532
                                                                          ------------------   -----------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 10,000,000 shares authorized of
    $0.001 par value; no shares outstanding                                           -                   -
   Common stock: 200,000,000 shares authorized of
    $0.001 par value; 49,007,063 and 16,454,317 shares
    issued and outstanding, respectively                                              49,007              16,454
   Additional paid-in capital                                                     13,187,895           2,129,734
   Receivable from affiliate (Note 11)                                            (1,323,000)           (195,021)
   Other comprehensive income                                                         30,909              22,657
   Deficit accumulated during the development stage                              (13,761,720)         (3,556,283)
                                                                          ------------------   -----------------

     Total Stockholders' Equity (Deficit)                                         (1,816,909)         (1,582,459)
                                                                          ------------------   -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                                    $          565,556   $         536,073
                                                                          ==================   =================

        The accompanying notes are an integral part of these consolidated financial statements.


                                          PTC GROUP, INC. AND SUBSIDIARY
                                           (A Development Stage Company)
                                       Consolidated Statements of Operations
                                                                                                                  From
                                                                                                              Inception on
                                                                                                                April 24,
                                                                  For the Years Ended                         1969 through
                                                                     December 31,                             December 31,
                                               ---------------------------------------------------------  ----------------
                                                    1998                1997                1996               1998
                                               -----------------  ------------------  ------------------  ----------------

REVENUES                                       $          -       $           -       $           -       $         -

EXPENSES

   General and administrative                          9,479,460             284,867             675,792        10,447,396
   Depreciation and amortization                          39,643              34,438              39,909           113,990
                                               -----------------  ------------------  ------------------  ----------------

     Total Expenses                                    9,519,103             319,305             715,701        10,561,386
                                               -----------------  ------------------  ------------------  ----------------

     LOSS FROM OPERATIONS                             (9,519,103)           (319,305)           (715,701)      (10,561,386)
                                               -----------------  ------------------  ------------------  ----------------

OTHER INCOME (EXPENSE)

   Interest expense                                     (686,334)           (606,449)           (508,602)       (1,801,385)
                                               -----------------  ------------------  ------------------  ----------------

     Total Other Income (Expense)                       (686,334)           (606,449)           (508,602)       (1,801,385)
                                               -----------------  ------------------  ------------------  ----------------

LOSS BEFORE LOSS FROM
 DISCONTINUED OPERATIONS                             (10,205,437)           (925,754)         (1,224,303)      (12,362,771)

LOSS FROM DISCONTINUED
 OPERATIONS (Note 10)                                     -                 (732,984)           (561,852)       (1,398,949)
                                               -----------------  ------------------  ------------------  ----------------

NET LOSS                                             (10,205,437)         (1,658,738)         (1,786,155)      (13,761,720)
                                               -----------------  ------------------  ------------------  ----------------

COMPREHENSIVE INCOME

   Foreign currency translation
    adjustment                                             8,252              19,737               2,920            30,909
                                               -----------------  ------------------  ------------------  ----------------

     Total Comprehensive Income                            8,252              19,737               2,920            30,909
                                               -----------------  ------------------  ------------------  ----------------

NET COMPREHENSIVE LOSS                         $     (10,197,185) $       (1,639,001) $       (1,783,235) $    (13,730,811)
                                               =================  ==================  ==================  ================

BASIC LOSS PER SHARE                           $           (0.37) $            (0.20) $            (0.32)
                                               =================  ==================  ==================

FULLY DILUTED LOSS PER SHARE                   $           (0.37) $            (0.20) $            (0.32)
                                               =================  ==================  ==================

WEIGHTED AVERAGE SHARES
 OUTSTANDING - BASIC                                  27,854,908           8,239,489           5,589,777
                                               =================  ==================  ==================


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Inception April 24, 1969                  -        $        -         $        -        $         -        $        -

Common stock issued for
   mining claims at
   approximately $0.03 per
   share                               2,250,000             2,250             72,750             -                 -

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                 600,000               600             19,400             -                 -

Net loss from inception on
   April 24, 1969 through
   December 31, 1973                      -                 -                  -                  -                (95,000)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1973             2,850,000             2,850             92,150             -                (95,000)

Common stock issued for
   cash and services provided
   at approximately $0.03
   per share                              28,500                29                921             -

Net loss for the year ended
   December 31, 1974                      -                 -                  -                  -                   (950)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1974             2,878,500             2,879             93,071             -                (95,950)

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                  18,000                18                581             -                 -

Expenses paid on behalf
   of the Company                         -                 -                     115             -                 -

Net loss for the year ended
   December 31, 1975                      -                 -                  -                  -                   (715)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1975             2,896,500   $         2,897    $        93,767   $         -        $       (96,665)
                               -----------------   ---------------    ---------------   ----------------   ---------------


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1975             2,896,500   $         2,897    $        93,767   $         -        $       (96,665)

Expenses paid on behalf of
   the Company                            -                 -                     221             -                 -

Net loss for the year ended
   December 31, 1976                      -                 -                  -                  -                   (221)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1976             2,896,500             2,897             93,988             -                (96,886)

Net loss for the year ended
   December 31, 1977                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ----------

Balance, December 31, 1977             2,896,500             2,897             93,988             -                (96,886)

Expenses paid on behalf of
   the Company                            -                 -                      20             -                 -

Net loss for the year ended
   December 31, 1978                      -                 -                  -                  -                    (20)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1978             2,896,500             2,897             94,008             -                (96,906)

Expenses paid on behalf of
   the Company                            -                 -                      18             -                 -

Net loss for the year ended
   December 31, 1979                      -                 -                  -                  -                    (18)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1979             2,896,500   $         2,897    $        94,026   $         -        $       (96,924)
                               -----------------   ---------------    ---------------   ----------------   ---------------


        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)
                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1979             2,896,500   $         2,897    $        94,026   $         -        $       (96,924)

Common stock issued for
   cash at approximately
   $0.03 per share                         2,250                 2                 73             -                 -

Expenses paid on behalf
   of the Company                         -                 -                     154             -                 -

Net loss for the year ended
   December 31, 1980                      -                 -                  -                  -                   (229)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1980             2,898,750             2,899             94,253             -                (97,153)

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                  21,000                21                680             -                 -

Expenses paid on behalf of
   the Company                            -                 -                     560             -                 -

Net loss for the year ended
   December 31, 1981                      -                 -                  -                  -                 (1,260)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1981             2,919,750             2,920             95,493             -                (98,413)

Net loss for the year ended
   December 31, 1982                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1982             2,919,750             2,920             95,493             -               (98,413 )

Net loss for the year ended
   December 31, 1983                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1983             2,919,750   $         2,920    $        95,493   $         -        $      (98,413 )
                               -----------------   ---------------    ---------------   ----------------   --------------




        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1983             2,919,750   $         2,920    $        95,493   $         -        $       (98,413)

Expenses paid on behalf
   of the Company                         -                 -                     700             -                 -

Net loss for the year ended
   December 31, 1984                      -                 -                  -                  -                   (700)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1984             2,919,750             2,920             96,193             -                (99,113)

Expenses paid on behalf
   of the Company                         -                 -                   5,000             -                 -

Net loss for the year ended
   December 31, 1985                      -                 -                  -                  -                 (5,000)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1985             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1986                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1986             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1987                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1987             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1988                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1988             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1989                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1989             2,919,750   $         2,920    $       101,193   $         -        $      (104,113)
                               -----------------   ---------------    ---------------   ----------------   ---------------

        The accompanying notes are an integral part of these consolidated financial statements.


                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1989             2,919,750   $         2,920    $       101,193   $         -        $      (104,113)

Net loss for the year ended
   December 31, 1990                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1990             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1991                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1991             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1992                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1992             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1993                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1993             2,919,750             2,920            101,193             -               (104,113)

Net loss for the year ended
   December 31, 1994                      -                 -                  -                  -                 -
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1994             2,919,750             2,920            101,193             -               (104,113)

Common stock issued for
   services provided at
   approximately $0.03 per
   share                                 105,000               105              3,395             -                 -

Expenses paid on behalf
   of the Company                         -                 -                   2,277             -                 -

Net loss for the year ended
   December 31, 1995                      -                 -                  -                  -                 (7,277)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1995             3,024,750   $         3,025    $       106,865   $         -        $      (111,390)
                               -----------------   ---------------    ---------------   ----------------   ---------------



        The accompanying notes are an integral part of these consolidated financial statements.


                                                   PTC GROUP, INC. AND SUBSIDIARY
                                                    (A Development Stage Company)
                                Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1995             3,024,750   $         3,025    $       106,865   $         -        $      (111,390)

Common stock issued
   for the acquisition of
   subsidiary recorded at
   predecessor cost of $0.00             310,000               310             -                  -                 -

Common stock issued for
   cash at $0.04 per share             3,400,000             3,400            132,600             -                 -

Common stock issued for
   services provided at
   $2.25 per share                       200,000               200            449,800             -                 -

Common stock issued in
 settlement of debt at $1.50
 per share                               217,342               217            325,796             -                 -

Foreign currency translation
 adjustment                               -                 -                  -                   2,920            -

Net loss for the year ended
   December 31, 1996                      -                 -                  -                  -             (1,786,155)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1996             7,152,092             7,152          1,015,061              2,920        (1,897,545)

Common stock issued in
   conversion of debentures
   at $0.03 per share                  4,410,000             4,410            141,120             -                 -

Common stock issued for
   conversion of debt at $0.20
   per share                           4,892,225             4,892            973,553             -                 -

Foreign currency translation
 adjustment                               -                 -                  -                  19,737            -

Net loss for the year ended
   December 31, 1997                      -                 -                  -                  -             (1,658,738)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1997            16,454,317   $        16,454    $     2,129,734   $         22,657   $    (3,556,283)
                               -----------------   ---------------    ---------------   ----------------   ---------------


        The accompanying notes are an integral part of these consolidated financial statements.


                                                   PTC GROUP, INC. AND SUBSIDIARY
                                                    (A Development Stage Company)
                                Consolidated Statements of Stockholders' Equity (Deficit) (Continued)
                                                                                                               Deficit
                                                                                                             Accumulated
                                                                          Additional         Other            During the
                                           Common Stock                    Paid-In       Comprehensive       Development
                               -----------------------------------
                                  Shares               Amount              Capital           Income             Stage
                               -----------------   ---------------    ---------------   ----------------   ---------------
Balance, December 31, 1997            16,454,317   $        16,454    $     2,129,734   $         22,657   $    (3,556,283)

Common stock issued in
 conversion of debentures
 at $0.03 per share                   15,690,000            15,690            502,079             -                 -

Common stock issued for
 conversion of debt at $0.18
 per share                            11,497,746            11,498          2,014,634             -                 -

Common stock issued for
 services at $1.59 per share           5,365,000             5,365          8,541,448             -                 -

Foreign currency translation
 adjustment                               -                 -                  -                   8,252            -

Net loss for the year ended
 December 31, 1998                        -                 -                  -                  -            (10,205,437)
                               -----------------   ---------------    ---------------   ----------------   ---------------

Balance, December 31, 1998            49,007,063   $        49,007    $    13,187,895   $         30,909   $   (13,761,720)
                               =================   ===============    ===============   ================   ===============



        The accompanying notes are an integral part of these consolidated financial statements.

                                                   PTC GROUP, INC. AND SUBSIDIARY
                                                    (A Development Stage Company)
                                                Consolidated Statements of Cash Flows
                                                                                                                     From
                                                                                                                 Inception on
                                                                                                                   April 24,
                                                                     For the Years Ended                         1969 Through
                                                                         December 31,                             December 31,
                                                     ------------------------------------------------------  ------------------
                                                          1998              1997                1996                1998
                                                     ----------------  ----------------  ------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                          $    (10,205,437) $     (1,658,738) $       (1,786,155) $      (13,761,720)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Depreciation                                              39,643            34,438              39,909             113,990
     Common stock issued for mining claims                       -                 -                   -                 75,000
     Common stock issued for services provided              8,546,813              -                450,000           9,020,888
     Expenses paid on behalf of the Company                                        -                   -                  9,065
     Loss on discontinued operations                             -              167,816                -                167,816
     Amortization of debenture discount                       669,745           606,449             505,374           1,781,568
   Change in operating asset and liability
   accounts:
     Increase (decrease) in accounts payable                  116,637           (38,097)             15,155              95,295
     (Increase) decrease in other assets                   (1,125,712)           (6,275)            (16,644)         (1,146,881)
                                                     ----------------  ----------------  ------------------  ------------------

       Net Cash Used by Operating Activities               (1,958,311)         (894,407)           (792,361)         (3,644,979)
                                                     ----------------  ----------------  ------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of fixed assets                                   (61,424)          (88,863)           (488,998)           (639,285)
                                                     ----------------  ----------------  ------------------  ------------------

       Net Cash Used by Investing Activities                  (61,424)          (88,863)           (488,998)           (639,285)
                                                     ----------------  ----------------  ------------------  ------------------

CASH FLOWS FROM
 FINANCING ACTIVITIES:

   Repayment of note payable                                   (2,382)           (2,196)               -                 (4,578)
   Loans from shareholders                                  2,026,232           978,445             326,013           3,330,590
   Issuance of convertible debentures                            -                 -                660,000             660,000
   Proceeds from note payable                                    -                 -                167,671             167,671
   Common stock issued for cash                                  -                 -                136,000             136,000
                                                     ----------------  ----------------  ------------------  ------------------

       Net Cash Provided by
        Financing Activities                                2,023,850           976,249           1,289,684           4,289,683
                                                     ----------------  ----------------  ------------------  ------------------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                           4,115            (7,021)              8,325               5,419

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                            1,304             8,325                -                   -
                                                     ----------------  ----------------  ------------------  ------------------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                       $          5,419  $          1,304  $            8,325  $            5,419
                                                     ================  ================  ==================  ==================


        The accompanying notes are an integral part of these consolidated financial statements.


                                                  PTC GROUP, INC. AND SUBSIDIARY
                                                  (A Development Stage Company)
                                        Consolidated Statements of Cash Flows (Continued)

                                                                                                                     From
                                                                                                                 Inception on
                                                                                                                   April 24,
                                                                     For the Years Ended                         1969 Through
                                                                         December 31,                             December 31,
                                                     ------------------------------------------------------  ------------------
                                                          1998              1997                1996                1998
                                                     ----------------  ----------------  ------------------  ------------------
CASH PAID FOR:

   Interest                                          $         16,611  $         13,625  $            3,228  $           33,464
   Income taxes                                      $         -       $         -       $           -       $           -

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services
    provided                                         $      8,546,813  $         -       $          450,000  $        9,020,888
   Common stock issued for mining claims             $         -       $         -       $           -       $           75,000
   Common stock issued in settlement
    of debt                                          $      2,026,132  $      1,123,975  $          326,013  $        3,476,120
   Common stock issued in acquisition
    of subsidiary                                    $         -       $            310  $           -       $              310


        The accompanying notes are an integral part of these consolidated financial statements.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The financial statements presented are those of PTC Group, Inc. On April 2, 1997, the Company changed its name to Intryst, Inc. On December 22, 1997, the Company changed its name to PTC Group, Inc. to better reflect the business plan of the Company.

              PTC Group, Inc. (PTC) was organized under the laws of the State of Idaho on April 24, 1969. The Company was organized to engage in various mining activities. The Company conducted limited mining activities until its operations ceased. The Company has been seeking new business opportunities and is classified as a development stage company per SFAS #7.

              The Former Subsidiaries:

              Tessier Resources Ltd (TRL) was incorporated on September 24, 1990 under the laws of the Province of Manitoba. TRL is currently engaged in the research and development of an apparatus for removing ice and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced.

              Pulverizer Systems, Inc. (PSI) was incorporated on January 10, 1994 under the laws of the Province of Manitoba. PSI was organized for the purpose of marketing TRL's snow and ice removal machines and is a fully owned subsidiary of TRL. PSI is considered a development stage company as no significant revenues have been realized and planned principal operations have not yet commenced.

              On March 14, 1996, PTC purchased TRL from VentureTech, Inc. (VTI) (a related company) for a $3,000,000 convertible debenture and the issuance of 310,000 shares of PTC common stock to the shareholders of VTI as well as the right to purchase 620,000 shares of PTC common stock at $2.25 per share. The investment has been recorded at predecessor cost with the difference being recorded as a discount on the debentures. The discount is being amortized as interest expense over a period of four years. The interest expense for the year ended December 31, 1998 was $669,745. No goodwill has been recorded for the acquisition. On October 6, 1997, the Company spun off PSI and TRL. All of the operations have accordingly been accounted for as discontinued operations. (See Note 9)

              The Current Subsidiary:

              PTC Group Holdings (Canada) Inc. was incorporated on April 1, 1998 in Victoria, British Columbia as a wholly-owned subsidiary of the Company.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b. Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Common stock equivalents are included in the fully diluted loss per share calculation.

              c. Provision for Taxes

              At December 31, 1998, the Company has net operating loss carryforwards of approximately $13,500,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d. Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e. Principles of Consolidation

              The December 31, 1996 statements of operations, stockholders' equity (deficit) and cash flows include those of the Company and its former wholly-owned subsidiaries, Tessier Resources, Ltd. and Pulverizer Systems, Inc. The December 31, 1998 financial statements include those of the Company and its wholly-owned Subsidiary, PTC Group Holdings (Canada) Inc. All significant intercompany accounts and transactions have been eliminated.

              f.  Property and Equipment

              Office equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment is computed using the straight-line method over the estimated useful life of the asset. Depreciation expense for continuing operations for the years ended December 31, 1998, 1997 and 1996 was $39,643, $34,438 and $39,909,
              respectively.

              Property and equipment consists of the following:

                                                              December 31,
                                                -------------------------------------
                                                       1998               1997
                                                -----------------   -----------------
                  Office equipment              $          66,885   $          66,885
                  Building                                226,300             226,300
                  Leasehold improvements                  340,589             273,311
                  Accumulated depreciation                (88,030)            (48,387)
                                                -----------------   -----------------

                  Net Property and Equipment    $         545,744   $         518,109
                                                =================   =================

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g. Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Change in Accounting Principle

              In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and
              (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard by showing the other comprehensive income (loss) for all years presented.

              i.  Reclassification

              Certain amounts for the year ended December 31, 1997, have been reclassified to conform with the presentation of the December 31, 1998 amounts. The reclassifications have no effect on net income for the year ended December 31, 1997.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              In 1998, the Company issued 11,497,746 shares of its common stock in consideration of money owed to a related party. During 1998, $2,026,132 was owed and converted into common stock.

              On December 31, 1997, the Company issued 4,892,225 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $978,445 was owed and converted into common stock.

              On December 31, 1996, the Company issued 217,342 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $326,013 was owed and converted into common stock.

              On February 19, 1995, 105,000 shares of common stock were issued for services performed by a shareholder of the Company. The shareholder had also paid expenses on behalf of the Company in the amount of $2,277 which have been recorded as a contribution to capital.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              During 1998, the Company granted 550,000 warrants to officers, directors and shareholders of the Company. The warrants were issued at $0.30 which represented the fair market value of the stock at the time of grant, and the warrants expire on November 15, 2002.

              During 1997, the Company granted 525,000 warrants to officers, directors and shareholders of the Company. The warrants were issued at $1.00 which represented the fair market value of the stock at the time of grant, and the warrants expire on September 1, 2002.

              From time to time Company has received advances from certain officers, directors, shareholders and others in order to pay operating expenses of the Company. As of December 31, 1998 and 1997, $-0- and $-0-, respectively, was owed by the Company as a result of these advances.

NOTE 4 -      CONVERTIBLE DEBENTURES - RELATED PARTY

              On March 14, 1996, the Company issued a $3,000,000 fixed convertible debenture for the acquisition of TRL. The debenture is non-interest bearing. The debenture is convertible into common stock at a rate of $1.50 per share. The debenture expires on March 14, 2000. The debenture was recorded with a discount of $2,678,948 which is being amortized over 48 months to interest expense.

                    Convertible debenture-
                     VentureTech, Inc.              $       3,000,000
                    Unamortized discount
                     on debenture                           (897,381)
                                                    -----------------

                                                    $       2,102,619

NOTE 5 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 31, 1998. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock while it proceeds with the merger of PTC Holdings, Inc.

NOTE 6 -      CASH - PLEDGED

              The Company has a savings account at Vancouver City Savings Credit Union (Van City) which has been pledged to Van City as collateral for the building note payable. The balance of the cash pledged was $14,393 and $16,660 at December 31, 1998 and 1997, respectively.

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 7 -      FOREIGN CURRENCY TRANSLATION ADJUSTMENT

              Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange. Gains or losses on such translations are reflected as other comprehensive income in stockholders' equity. Income and expense accounts have been translated into U.S. dollars at weighted-average rates of exchange.

NOTE 8 -      STOCK TRANSACTIONS

              On August 22, 1995, the Company's Board of Directors approved a par value change from $0.10 to $0.001. On March 11, 1996, the Board of Directors approved a 3 for 1 forward stock split. All references to common stock have been retroactively restated to reflect the par value change and forward stock split.

              On December 23, 1997, the Company's articles of incorporation were amended to increase the authorized shares of common stock from 25,000,000 to 200,000,000 shares and to authorize the issuance of 10,000,000 shares of preferred stock.

NOTE 9 -      DISCONTINUED OPERATIONS

              All operations of PTC prior to March 13, 1996 have been reclassified to loss from discontinued operations. In 1996, the Company issued 200,000 shares of common stock valued at $450,000 and paid expenses of $111,852 which were for a failed mining operation in Malaysia. The total loss from discontinued operations was $561,852 in 1996. The loss from discontinued operations associated with the spinoff of PSI and TRL was $732,984 at December 31, 1997.

NOTE 10 -     NOTE PAYABLE - BUILDING

              Note payable - building at December 31, 1998 consisted of the following:

                    Note payable to Vancouver
                     City Savings Credit Union
                     bearing interest at 8.20%
                     with monthly principal and
                     interest payments of $1,318,
                     secured by building.              $           151,693

                             Less Current Portion                (2,585  )
                                                        ------------------

                             Long Term Portion          $          149,108
                                                        ==================

              The following is a schedule of
               future minimum loan payments:

                       Year Ended                                 Amount
                    -----------------                   ------------------
                         1999                           $            2,585
                         2000                                        2,806
                         2001                                      146,302
                                                        ------------------

                                   Total                $          151,693
                                                        ==================

                         PTC GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


NOTE 11 -     RECEIVABLE FROM AFFILIATE

              The Company has advanced $1,323,000 and $195,021 to PTC Holdings, Inc. (PTCH) on its behalf as of December 31, 1998 and 1997, respectively. The Company is currently completing the acquisition of PTCH (Note 12). Upon completion of the acquisition, this amount would be eliminated in the consolidated financial statements, currently the amounts are being treated similar to a stock subscription receivable. If the merger does not get completed, it is expected that PTCH will repay these amounts under terms to be determined.

NOTE 12 -     PROPOSED REORGANIZATION

              The Company is currently in negotiations  with PTC Holdings,  Inc.
              (PTCH), a Delaware corporation to execute a plan and agreement of reorganization. Wherein the shareholders of PTCH would acquire 90% or more of the issued and outstanding shares of the Company. It is expected that this reverse merger would qualify as a tax free reorganization pursuant to Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

              PTCH and its wholly-owned subsidiaries Integrated Water and Power, Advanced Power Sources and Manufacturing Technologies Corporation are development stage companies. These entities are developing, operational and manufacturing expertise intended to bring high quality, low cost, modular products to the water and power infrastructure markets. PTCH intends to compete with traditional water and power systems.

              The following is an unaudited proforma consolidated balance sheet and income statement assuming the issuance of 441,000,000 shares of common stock by the Company to acquire 100% of the outstanding shares of common stock of PTCH. The acquisition of PTCH will be accounted for as a recapitalization of PTCH because the shareholder of PTCH will control the Company after the acquisition. Therefore, PTCH is treated as the acquiring entity. There will be no adjustment to the carrying value of the assets or liabilities.

                         PTC GROUP, INC. AND SUBSIDIARY
                       Consolidated Proforma Balance Sheet
                                December 31, 1998
                                   (Unaudited)

                                     ASSETS
                                     ------
                                                                                       Proforma
                                                  PTC Group,        PTC Holdings,     Adjustments
                                                 Inc. and           Inc. and          Increase            Proforma
                                                 Subsidiary        Subsidiaries       (Decrease)         Consolidated
                                             -----------------  -----------------  ----------------  ----------------
CURRENT ASSETS

   Cash                                      $           5,419  $           2,785  $         -       $           8,204
                                             -----------------  -----------------  ----------------  -----------------

     Total Current Assets                                5,419              2,785            -                   8,204
                                             -----------------  -----------------  ----------------  -----------------

FIXED ASSETS (NET)                                     545,744             75,507            -                 621,251
                                             -----------------  -----------------  ----------------  -----------------

OTHER ASSETS

   Deposits                                               -               22,518             -                  22,518
   Cash pledged                                         14,393               -               -                  14,393
                                             -----------------  -----------------  ----------------  -----------------

     Total Other Assets                                 14,393             22,518            -                  36,911
                                             -----------------  -----------------  ----------------  -----------------

     TOTAL ASSETS                            $         565,556  $         100,810  $         -       $         666,366
                                             =================  =================  ================  =================


                         PTC GROUP, INC. AND SUBSIDIARY
                 Consolidated Proforma Balance Sheet (Continued)
                                December 31, 1998
                                   (Unaudited)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                                       Proforma
                                                  PTC Group,        PTC Holdings,     Adjustments
                                                 Inc. and           Inc. and          Increase            Proforma
                                                 Subsidiary        Subsidiaries       (Decrease)         Consolidated
                                             -----------------  -----------------  ----------------  -----------------
CURRENT LIABILITIES

   Accounts payable                          $         128,153  $         992,504  $         25,000  $       1,145,657
   Accrued expenses                                       -               231,330              -               231,330
   Notes payable                                         2,585          2,827,547              -             2,830,132
                                             -----------------  -----------------  ----------------  -----------------

     Total Current Liabilities                         130,738          4,051,381            25,000          4,207,119
                                             -----------------  -----------------  ----------------  -----------------

LONG-TERM DEBT

   Notes payable - less current portion                149,108               -                 -               149,108
                                             -----------------  -----------------  ----------------  -----------------

     Total Long-Term Debt                              149,108               -                 -               149,108
                                             -----------------  -----------------  ----------------  -----------------

CONVERTIBLE DEBENTURES -
 RELATED PARTY                                       2,102,619               -                 -             2,102,619
                                             -----------------  -----------------  ----------------  -----------------

     TOTAL LIABILITIES                               2,382,465          4,051,381            25,000          6,458,846
                                             -----------------  -----------------  ----------------  -----------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 200,000,000 shares
    authorized of $0.001 par value,
    490,000,000 shares issued and
    outstanding                                         49,007             27,655           413,338            490,000
   Additional paid-in capital                       13,187,895          1,571,427       (15,523,058)          (763,736)
   Other comprehensive income                           30,909               -                 -                30,909
   Receivable from affiliate                        (1,323,000)              -            1,323,000               -
   Retained (deficit)                              (13,761,720)        (5,549,653)       13,761,720         (5,549,653)
                                             -----------------  -----------------  ----------------  -----------------

     Total Stockholders' Equity (Deficit)           (1,816,909)        (3,950,571)          (25,000)        (5,792,480)
                                             -----------------  -----------------  ----------------  -----------------

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY
      (DEFICIT)                              $         565,556  $         100,810  $           -     $         666,366
                                             =================  =================  ================  =================



                         PTC GROUP, INC. AND SUBSIDIARY
                  Consolidated Proforma Statement of Operations
                                December 31, 1998
                                   (Unaudited)

                                                                                       Proforma
                                                  PTC Group,        PTC Holdings,     Adjustments
                                                 Inc. and           Inc. and          Increase            Proforma
                                                 Subsidiary         Subsidiaries      (Decrease)         Consolidated
                                             -----------------  -----------------  ----------------  ----------------
REVENUES                                     $          -       $          -       $         -       $          -
                                             -----------------  -----------------  ----------------  -----------------

OPERATING EXPENSES

   Depreciation and amortization                        39,643             29,656            -                  69,299
   General and administrative                        9,479,460          2,868,620            -              12,348,080
                                             -----------------  -----------------  ----------------  -----------------

     Total Operating Expenses                        9,519,103          2,898,276            -              12,417,379
                                             -----------------  -----------------  ----------------  -----------------

OPERATING (LOSS) INCOME                             (9,519,103)        (2,898,276)           -             (12,417,379)
                                             -----------------  -----------------  ----------------  -----------------

OTHER EXPENSES

   Interest expense                                    686,334            231,330            -                 917,664
                                             -----------------  -----------------  ----------------  -----------------

     Total Other Expense                               686,334            231,330            -                 917,664
                                             -----------------  -----------------  ----------------  -----------------

LOSS BEFORE INCOME TAXES                           (10,205,437)        (3,129,606)           -             (13,335,043)

INCOME TAXES                                            -                  -                 -                  -
                                             -----------------  -----------------  ----------------  -----------------

NET LOSS                                     $     (10,205,437) $      (3,129,606) $         -       $     (13,335,043)
                                             =================  =================  ================  =================


                                    PART III

ITEM 1 AND
----------
ITEM 2            INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
------


Articles of Incorporation
of Kaniksu American Mining                           Dated April 5, 1969
Company (Idaho)

Certificate of Amendment
Kaniksu American Mining                              Dated August 28, 1995
name change to Kaniksu
Ventures, Inc.

Certificate of Amendment
Kaniksu Ventures, Inc.,                              Dated April 2, 1997
name change to Intryst, Inc

Articles of Amendment of
Intryst, Inc., name change                           Dated December 24, 1997
to PTC Group, Inc.

Articles of Amendment of
PTC Group, Inc., name change                         Dated July 14, 1999
to Ocean Power Corporation

Certificate of Incorporation
of Ocean Power Corporation                           Dated July 21, 1999
a Delaware Corporation

Articles of Merger of Ocean
Power Corporation Idaho With                         Dated July 28, 1999
Ocean Power Corporation Delaware

Bylaws                                               Dated July 22, 1999

Certificate of Merger of
Foreign and Domestic Corporation                     Dated July 28, 1999

Employment Contracts

                                     PART IV

SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      OCEAN POWER CORPORATION




Date:                                 By:/s/Joseph P. Maceda
     ------------------                  -------------------
                                         Joseph P. Maceda, President